Filed Pursuant to Rule 424(b)(2)
Registration No. 333-219941

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 14, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated August 14, 2017)

DXC Technology Company

$

Senior Floating Rate Notes due 2021

DXC Technology Company (“DXC”) is offering $         aggregate principal amount of its Senior Floating Rate Notes due 2021 (the “notes”). The notes will bear interest at a rate equal to three-month LIBOR plus              basis points per annum and will mature on                    , 2021. DXC will pay interest on the notes on            ,            ,            and             of each year until maturity, commencing                    , 2017. DXC may redeem all or a portion of the notes on the first business day after the date that is one year following the date of issuance or at any time or from time to time thereafter. The notes will not have the benefit of a sinking fund. If a change of control repurchase event occurs as described in this prospectus supplement, DXC will be required to offer to repurchase the notes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to, but not including, the repurchase date.

The notes will be unsecured and will rank equally with all of DXC’s existing and future senior unsecured and senior indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in these notes involves risks. You should read “Risk Factors” in this prospectus supplement beginning on page S-7, for more information about important risks that you should consider before you invest.

	Per note		Total
Public offering price(1)		%	$
Underwriting discount		%	$
Proceeds (before expenses) to DXC		%	$

(1)	Plus accrued interest, if any, from , 2017, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange. Currently there is no public market for the notes.

DXC expects that the notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about                    , 2017.

Sole Active Bookrunner

BofA Merrill Lynch

Joint Bookrunners

Citigroup	Lloyds Securities	Mizuho Securities

MUFG	RBC Capital Markets

The date of this prospectus supplement is                    , 2017.

i

ABOUT THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which contains the specific terms of this offering of notes. The second part is the accompanying prospectus dated August 14, 2017, which provides more general information about debt securities we may offer from time to time, some of which may not apply to this offering. This prospectus supplement and the information incorporated by reference in this prospectus supplement also adds to, updates and, where applicable, modifies and supersedes information contained or incorporated by reference in the accompanying prospectus. If information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference therein, then this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will, to the extent inconsistent therewith, supersede the information in the accompanying prospectus.

We and the underwriters have not authorized any person to provide you with information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in any such free writing prospectus is accurate as of any date other than their respective dates. In the case of information contained in documents we file with the SEC and incorporate by reference in this prospectus, you should assume that such information is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement to “DXC,” the “company,” “us,” “we” and “our” refer to DXC Technology Company and its consolidated subsidiaries, unless the context otherwise requires. The term “CSC” refers to Computer Sciences Corporation and its consolidated subsidiaries, the term “Everett” refers to Everett SpinCo, Inc., which was renamed DXC Technology Company following the Merger (as defined below), and the term “HPE” refers to Hewlett Packard Enterprise Company.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

All statements and assumptions contained in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Forward-looking statements often include words such as “anticipates,” “believes,” “estimates,” “expects,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, among other things, statements with respect to DXC’s financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of DXC’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to:

•	the integration of DXC with CSC’s business, operations and culture and the ability to operate as effectively and efficiently as expected, and the combined company’s ability to successfully manage and integrate acquisitions generally;

•	the ability to realize the synergies and benefits expected to result from the Transactions (as defined below) within the anticipated time frame or in the anticipated amounts;

•	other risks related to the Transactions including anticipated tax treatment, unforeseen liabilities, and future capital expenditures;

•	changes in governmental regulations or the adoption of new laws or regulations that may make it more difficult or expensive to operate our business;

•	changes in senior management, the loss of key employees or the ability to retain and hire key personnel and maintain relationships with key business partners;

•	business interruptions in connection with our technology systems;

•	the competitive pressures faced by our business;

•	the effects of macroeconomic and geopolitical trends and events;

•	the need to manage third-party suppliers and the effective distribution and delivery of our products and services;

•	the protection of our intellectual property assets, including intellectual property licensed from third parties;

•	the risks associated with international operations;

•	the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends;

•	the execution and performance of contracts by us and our suppliers, customers, clients and partners;

•	the resolution of pending investigations, claims and disputes; and

•	the other factors described under the caption “Risk Factors” of this prospectus supplement and incorporated by reference in this prospectus supplement.

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events, except as required by law.

SUMMARY

The following summary may not contain all the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. In particular, you should read “Risk Factors” in this prospectus supplement as well as “Risk Factors” incorporated by reference into this prospectus supplement for more information about important risks that you should consider before you invest.

DXC’s Business

DXC is the world’s leading independent, end-to-end IT services company, helping clients harness the power of innovation to thrive on change. Created by the spin-off of the Enterprise Services business of HPE on March 31, 2017 and merger of CSC with a wholly owned subsidiary of DXC on April 1, 2017 (the “Merger” and, together with the spin-off, the “Transactions”), DXC serves nearly 6,000 private and public sector clients across 70 countries. The company’s technology independence, global talent and extensive partner network combine to deliver powerful next-generation IT services and solutions. DXC is recognized among the best corporate citizens globally.

DXC’s reportable segments are Global Business Services (“GBS”) and Global Infrastructure Services (“GIS”).

•	Global Business Services. GBS provides innovative technology solutions including Enterprise and Cloud Applications, Consulting Application Services, and Analytics. GBS also includes our Industry-aligned IP and Business Process Services. These offerings address key business challenges and accelerate digital transformations tailored to each customer’s industry and specific objectives. GBS strives to help clients understand and take advantage of IT modernization and virtualization across the IT portfolio (hardware, software, networking, storage, and computing assets).

•	Global Infrastructure Services. GIS provides Cloud, Platforms and Infrastructure Technology Outsourcing, Workplace and Mobility and Security solutions to commercial clients globally. This includes DXC’s next-generation cloud offerings, including Infrastructure as a Service (“IaaS”), private cloud solutions, and Storage as a Service. GIS provides a portfolio of standard offerings that have predictable outcomes and measurable results while reducing business risk and operational costs for clients. Further, DXC’s security solutions help clients predict attacks, proactively respond to threats, ensure compliance, and protect data, applications, infrastructure and endpoints.

DXC was formed in April 2017 and is incorporated in the state of Nevada. Our principal executive offices, including our global headquarters, are located at 1775 Tysons Boulevard, Tysons, Virginia 22102 and our telephone number at that address is (703) 245-9700. DXC’s website address is www.dxc.technology. This is a textual reference only. The information on, or accessible through, DXC’s website is not part of this prospectus supplement and should not be relied upon in connection with making any investment decision with respect to the notes.

Recent Developments

On August 9, 2017, we completed our previously announced exchange offers to exchange (i) any and all validly tendered and not validly withdrawn 4.450% Senior Notes due 2022 (the “CSC Notes”) issued by CSC for new 4.450% Senior Notes due 2022 (the “2022 Notes”) of the Company (the “CSC Exchange”), and (ii) any and all validly tendered and not validly withdrawn 2.875% Senior Notes due 2020 (the “Old 2020 Notes”), 4.250% Senior Notes due 2024 (the “Old 2024 Notes”) and 4.750% Senior Notes due 2027 (the “Old 2027 Notes”) issued by the Company in a private placement, for new 2.875% Senior Notes due 2020 (the “2020 Notes”), 4.250%

Senior Notes due 2024 (the “2024 Notes”) and 4.750% Senior Notes due 2027 (the “2027 Notes”), issued by DXC and registered under the Securities Act of 1933, as amended (the “Securities Act”), (the “DXC Exchange” and together with the CSC Exchange, the “Exchange Offers”).

In connection with the Exchange Offers, DXC issued (i) $500,000,000 aggregate principal amount of 2020 Notes, (ii) $274,470,000 aggregate principal amount of 2022 Notes, (iii) $500,000,000 aggregate principal amount of 2024 Notes and (iv) $499,500,000 aggregate principal amount of 2027 Notes in exchange for the validly tendered and accepted Old Notes. See “Description of Certain Indebtedness—2022 Notes” and “Description of Certain Indebtedness—2020 Notes, 2024 Notes and 2027 Notes.”

The following diagram shows our structure and location of the principal amount of indebtedness outstanding for money borrowed as of June 30, 2017, after giving pro forma effect to the Exchange Offers, without giving effect to any fair value accounting adjustments, and without giving effect to the issuance of the notes offered hereby:

(1)	Other debt primarily consists of mortgages on facilities.
(2)	The CSC Notes and 2022 Notes reflect the actual principal amount outstanding and exclude the unamortized hedge gains related to terminated interest swaps as well as exclude the impact of fair value accounting adjustments resulting from the CSC Exchange. See “Description of Certain Indebtedness – 2022 Notes.”
(3)	The 2020 Notes, 2024 Notes and 2027 Notes each reflect the actual principal amount outstanding and exclude the impact of fair value accounting adjustments resulting from the Transactions. See “Description of Certain Indebtedness – 2020 Notes, 2024 Notes and 2027 Notes.”
(4)	The 7.45% notes due 2029 (the “EDS Notes”) are issued by the Company’s Enterprise Services LLC subsidiary and reflect the actual principal amount outstanding as well as exclude the impact of fair value accounting adjustments resulting from the Transactions. See “Description of Certain Indebtedness – EDS Notes.”

$2.0 billion Term Loan $698 million Revolving Credit Facility $240 million U.K. Term Loan $571 million U.S. Term Loan $77 million AUD Term Loan $742 million commercial paper $500 million 2020 Notes(3) $274 million 2022 Notes(2) $500 million 2024 Notes(3) $500 million 2027 Notes(3) $61 million mandatorily redeemable preferred stock $87 million other debt(1) $171 million Old 2022 Notes(2) $300 million 7.45% Notes due 2029(3)

The Offering

Issuer	DXC Technology Company

Securities Offered	$ aggregate principal amount of Senior Floating Rate Notes due 2021 (the “notes”).

Maturity	The notes will mature on , 2021.

Interest	Interest on the notes will accrue at a rate equal to three-month LIBOR (as defined in “Description of the Notes—Principal, Maturity and Interest”) plus basis points per annum, payable on , , and of each year until maturity, commencing , 2017.

Optional Redemption	We may redeem all or a portion of the notes on the first business day after the date that is one year following the date of issuance of the notes pursuant to this offering or at any time or from time to time thereafter at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Sinking Fund	The notes will not have the benefit of a sinking fund.

Change of Control Triggering Event	Upon the occurrence of a Change of Control Triggering Event (as defined under “Description of the Notes—Change of Control Triggering Event”), you will have the right, as holders of the notes, to cause us to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the repurchase date. See “Description of the Notes—Change of Control Triggering Event.”

Ranking	The notes will be our direct, unconditional, unsecured and senior obligations and will:

•	rank equally in right of payment with all of our other senior unsecured general obligations from time to time outstanding;

•	rank senior in right of payment to any subordinated indebtedness we may incur;

•	be effectively subordinated to any of our secured debt, to the extent of the value of the assets securing such debt; and

•	be effectively subordinated to the obligations, including indebtedness, of our subsidiaries.

Further Issues	DXC may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes, provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will be issued with a different CUSIP number than the notes.

Use of Proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes including, but not limited to, the repayment of outstanding indebtedness. See “Use of Proceeds” in this prospectus supplement.

Conflicts of Interest	Because affiliates of certain of the underwriters are lenders under our outstanding indebtedness, including the Term Loan and the U.S. Term Loan, they may each receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under such existing indebtedness. Therefore, such underwriters are deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as the notes will be rated by one or more of the nationally recognized statistical rating organizations in one of the four highest generic rating categories. See “Underwriting (Conflicts of Interest) –Conflicts of Interest.”

Book-Entry Form	The notes will be issued only in fully registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and these beneficial interests may not be exchanged for certificated notes, except in limited circumstances. See “Description of the Debt Securities—Book-Entry System and Form of Debt Securities” in the accompanying prospectus.

Trading	The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making with respect to the notes at any time without notice. See “Underwriting (Conflicts of Interest)” in this prospectus supplement for more information about possible market-making by the underwriters.

Risk Factors	Investing in these notes involves risks. You should read “Risk Factors” in this prospectus supplement as well as “Risk Factors” incorporated by reference into this prospectus supplement for more information about important risks that you should consider before you invest.

Trustee and Calculation Agent	U.S. Bank National Association.

RISK FACTORS

Investing in the notes involves risks. In connection with any investment in the notes, you should consider carefully (i) the factors identified under the heading “Risk Factors” incorporated by reference into this prospectus, including from our quarterly report on Form 10-Q filed with the SEC on August 9, 2017 and our Registration Statement on Form S-4/A filed with the SEC on February 24, 2017, (ii) the factors set forth below related to the notes, and (iii) the other information set forth elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our indebtedness may adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations under the notes and our other debt.

Following this offering we will continue to have a significant amount of debt and debt service requirements. As of June 30, 2017, after giving pro forma effect to the Exchange Offers, DXC and its subsidiaries had outstanding indebtedness of approximately $7.5 billion.

This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to satisfy our debt obligations, including under the notes, and other ongoing business obligations, which may result in defaults;

•	experiencing events of default if we fail to comply with the financial and other covenants contained in the agreements governing our debt instruments, which could result in all of our debt becoming immediately due and payable or require us to negotiate an amendment to financial or other covenants that could cause us to incur additional fees and expenses;

•	subjecting us to the risk of increased sensitivity to interest rate increases in our outstanding indebtedness that bears interest at variable rates and could cause our debt service obligations to increase significantly;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate, and the overall economy;

•	placing us at a competitive disadvantage compared to any of our competitors that have less debt or are less leveraged; and

•	increasing our vulnerability to the impact of adverse economic and industry conditions.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations, or that current or future borrowings will be sufficient to meet our current debt obligations under the notes and our other debt and to fund other liquidity needs.

The notes will be effectively subordinated to the obligations of our subsidiaries.

Following this offering we will continue to have a significant amount of debt and debt service requirements. As of June 30, 2017, after giving pro forma effect to the Exchange Offers, DXC and its subsidiaries had outstanding indebtedness of approximately $7.5 billion, of which DXC’s subsidiaries had outstanding indebtedness of approximately $1.3 billion.

If new debt or other liabilities are added to our current debt levels, our ability to meet our payment obligations under the notes and our other debt could be adversely affected.

Despite our current indebtedness levels, we may be able to incur substantially more debt. This could exacerbate further the risks associated with our leverage.

We may incur substantial additional indebtedness for many reasons, including to fund acquisitions. The terms of the indenture that will govern the notes generally does not restrict us from doing so. As of June 30, 2017, we had commitments available to be borrowed under the revolving credit facility of $3 billion. In addition, the indenture allows us to issue additional notes under certain circumstances. Although the indenture places some limitations on our ability and the ability of certain of our subsidiaries to create liens securing indebtedness, there are significant exceptions to these limitations that will allow us and our subsidiaries to secure significant amounts of indebtedness without equally and ratably securing the notes. If we or our subsidiaries incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our and our subsidiaries’ assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes that are not similarly secured. Subject to certain limitations, the indenture also will not restrict our subsidiaries, including without limitation all of our non-U.S. subsidiaries, from incurring additional debt, which would be structurally senior to the notes. In addition, the indenture will not prevent us or our subsidiaries from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

The indenture that will govern the notes contains negative covenants that may have a limited effect.

The indenture that will govern the notes contains limited covenants that will restrict our ability and ability of certain of our subsidiaries to create certain liens, enter into certain sale and lease-back transactions and consolidate or merge with or into, or sell our consolidated assets substantially as an entirety to, another person. These limited covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to material assets. In light of these exceptions, holders of the notes may be structurally or contractually subordinated to a substantial amount of new debt. Additionally, the covenants in the indenture will not limit the ability of us and our subsidiaries to, among other things, incur unsecured debt, pay dividends, repurchase stock, make investments, dispose of assets not constituting DXC consolidated assets substantially as an entirety or enter into transactions with our affiliates.

Fraudulent conveyance laws may void the notes or subordinate the notes.

The issuance of the notes may be subject to review under applicable bankruptcy laws or relevant fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our creditors. Under these laws, if in such a lawsuit a court were to find that, at the time the notes were issued, we:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt, and DXC:

•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

•	then the court could void the notes or subordinate the notes to our presently existing or future debt or take other actions detrimental to you.

We cannot assure you as to what standard a court would apply in order to determine whether we were “insolvent” as of the date the notes were issued and we cannot assure you that, regardless of the method of valuation, a court would not determine that we were insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether we were insolvent on the date the notes were issued that the payments constituted fraudulent transfers on another ground.

Under the indenture, the Change of Control Triggering Event that would require us to repurchase the notes are subject to a number of significant limitations, and certain change of control events that affect the market price of the notes may not give rise to any obligation to repurchase the notes.

Although we will be required under the indenture to make an offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event (defined below), the term “Change of Control Triggering Event” is limited in its scope and does not include all change of control events that might affect the market value of the notes. In particular, we are required to repurchase the notes upon certain change of control events only if the ratings of the notes are lowered below investment grade during the relevant “trigger period.” As a result, our obligation to repurchase the notes upon the occurrence of a change of control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

We may be unable to purchase the notes upon a change of control.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the date of the purchase. The occurrence of a Change of Control Triggering Event would cause an event of default under the senior credit facilities and therefore could cause us to have to repay amounts outstanding thereunder, and any financing arrangements we may enter into in the future may also require repayment of amounts outstanding in the event of a Change of Control Triggering Event and therefore limit our ability to fund the repurchase of your notes pursuant to the Change of Control Offer. It is possible that we will not have sufficient funds, or be able to arrange for additional financing, at the time of the Change of Control Triggering Event to make the required repurchase of notes. If we have insufficient funds to repurchase all notes that holders tender for purchase pursuant to the Change of Control Offer, and we are unable to raise additional capital, an event of default would occur under the indenture. An event of default could cause any other debt that we may have at that time to become automatically due, further exacerbating our financial condition and diminishing the value and liquidity of the notes. We cannot assure you that additional capital would be available to us on acceptable terms, or at all. See “Description of the Notes—Change of Control Triggering Event.”

Active trading markets may not develop for the notes.

The notes are new issuances of securities for which no public trading market currently exists. A liquid market for the notes may not develop or be maintained. The notes will not be listed on any national securities exchange or be quoted on any automated dealer quotation system. In addition, the trading price of the notes may fluctuate, depending upon prevailing interest rates, the market for similar notes, our performance and other factors. The market for the notes may not be free from disruptions that may adversely affect the prices at which you may sell the notes. In particular, the market prices of the notes will be influenced by the three-month LIBOR rate, volatility in that rate and events that affect LIBOR rates generally.

If a trading market does develop, changes in our credit ratings or the debt markets could adversely affect the market price of the notes.

The price for the notes depends on many factors, including:

•	our credit ratings;

•	prevailing interest rates being paid by, or the market prices for debt securities issued by, other companies similar to us;

•	our financial condition, financial performance and prospects, including those related to the Transactions; and

•	the overall conditions of the general economy and the financial markets.

The conditions of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

The amount of interest payable on the floating rate notes is set only once per quarter based on the three-month LIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month LIBOR rate is not an indication that the three-month LIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the three-month LIBOR rate as an indication of its future performance. You should further note that although the actual three-month LIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month LIBOR rate on the applicable interest determination date, you will not benefit from the three-month LIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month LIBOR rate may not result in a comparable change in the market value of the floating rate notes.

Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the value of the notes.

On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced that it will no longer persuade or compel banks to submit LIBOR rates after 2021 (the “FCA Announcement”). It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR based securities or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur the level of interest payments would be affected and, to the extent that the value of your notes is affected by reported LIBOR rates, the value of the notes may be affected.

Ratings of the notes could be lowered in the future.

We expect that the notes will be rated “investment grade” by one or more nationally recognized statistical rating organizations. A rating is not a recommendation to purchase, hold or sell the notes, since a rating does not predict the market price of a particular security or its suitability for a particular investor. A rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of the notes will be based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on the notes and the ultimate payment of principal of the notes on the final maturity date. The reduction, suspension or withdrawal of the ratings of the notes will not, in and of itself, constitute an event of default under the indenture.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $        , after deducting underwriting discounts and other expenses related to this offering. We intend to use the net proceeds from the sale of the notes for general corporate purposes including, but not limited to, the repayment of outstanding indebtedness.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2017 (1) on an actual basis, (2) on a pro forma basis to give effect to the Exchange Offers, but without giving effect to any fair value accounting adjustments, and (3) on a pro forma as adjusted basis to give effect to the Exchange Offers, this offering and the application of the proceeds from this offering.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our and CSC’s historical financial statements and the unaudited pro forma condensed combined financial statements and the notes to those statements incorporated by reference in this prospectus. For further information about our capitalization, see our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017, our unaudited pro forma condensed financial information, which gives pro forma effect to the Transactions, and which is contained in our Current Report on Form 8-K/A filed with the SEC on June 14, 2017, and our Registration Statement on Form S-4/A filed with the SEC on February 24, 2017, each of which is incorporated by reference herein.

	As of June 30, 2017
(in millions)	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
Cash and cash equivalents	$2,517	$2,517	$

Short-term obligations:
Commercial paper	$742	$742		$742
Current maturities of long-term debt	141	141		141
Current maturities of capitalized lease liabilities	320	320		320

Total short-term debt and current maturities	$1,203	$1,203		$1,203

Long-term obligations:(1)
U.K. term loan due 2019	240	240		240
Term Loan due 2020(2)	372	372		372
AUD term loan due 2021	77	77		77
U.S. Term loan due 2021	571	571
Euro Term Loan due 2022(2)	324	324		324
Term Loan due 2022(2)	1,291	1,291		1,291
Revolving Credit Facility(3)	698	698		698
2.875% Senior Notes due 2020(5)	495	495		495
4.45% Senior Notes due 2022(4)	—	279		279
4.45% Senior Notes due 2022(4)	453	174		174
4.25% Senior Notes due 2024(5)	494	494		494
4.75% Senior Notes due 2027(5)	496	496		496
7.45% Senior Notes due 2029(6)	312	312		312
Notes offered hereby	—	—
Lease credit facility, various	55	55		55
Capitalized lease liabilities(7)	608	608		608
Mandatorily redeemable preferred stock due 2023	61	61		61
Other debt(8)	163	163		163

Long-term debt	6,710	6,710
Less: current maturities	461	461		461

Total long-term debt, net of current maturities	$6,249	$6,249	$

Stockholders’ equity:
Common stock	3	3		3
Additional paid-in capital	12,122	12,122		12,122
Accumulated deficit	(74)	(74)		(74)
Accumulated other comprehensive income	7	7		7
Treasury stock, at cost	(53)	(53)		(53)

Total stockholders’ equity	$12,005	$12,005		$12,005
Noncontrolling interests in subsidiaries	340	340		340

Total Equity	12,345	12,345		12,345

Total capitalization	$19,797	$19,797		$19,797

(1)	See “Description of Certain Indebtedness” for a description of certain of the loans and facilities in the table above.
(2)	The Term Loan due 2020, the Euro Term Loan due 2022 and the Term Loan due 2022 are presented net of debt issuance costs of $9 million in the aggregate.
(3)

DXC is the principal borrower and CSC is a subsidiary borrower under the Revolving Credit Facility. Classified as short-term if we intend to repay within 12 months (other than from refinancing) and as long-term otherwise. As of June 30,

2017, $3.7 billion of commitments were outstanding under the Revolving Credit Facility, of which $3.6 billion matures on January 15, 2022 and $0.1 million matures on January 15, 2021.
(4)	The CSC Notes and 2022 Notes reflect the actual principal amount outstanding and include aggregate unamortized hedge gains related to interest rate swaps, deferred financing costs and discounts of $8 million as of June 30, 2017. Upon consummation of the CSC Exchange, approximately $275 million aggregate principal amount of validly tendered CSC Notes were cancelled and an equal aggregate principal amount of 2022 Notes were issued by the Company. The CSC Notes and the 2022 Notes on a pro forma and pro forma as adjusted basis exclude the impact of any fair value accounting adjustments resulting from the CSC Exchange. See “Description of Certain Indebtedness—2022 Notes.”
(5)	The 2020 Notes, 2024 Notes and 2027 Notes each reflect the actual principal amount outstanding and include aggregate unamortized deferred financing costs and discounts of $16 million, but exclude the impact of any fair value accounting adjustments resulting from the Transactions. The DXC Exchange did not result in any change to our capitalization.
(6)	The EDS Notes reflect the actual principal amount outstanding and include $12 million of unamortized premium, but exclude the impact of any fair value accounting adjustments resulting from the Transactions.
(7)	Subsequent to January 31, 2017, DXC modified the contractual terms of certain contractual arrangements with HPE Financial Services, such that certain leases previously classified as capital lease obligations were recharacterized as operating leases consistent with the contractual terms of the Transactions.
(8)	Other debt for DXC consists of mortgage payable and certain other borrowings of our subsidiaries in an aggregate amount of $87 million (the long-term portion is $83 million). The total combined $163 million of other debt includes CSC borrowings for long-term vendor financing agreements of $76 million and other CSC debt of $4 million.

DESCRIPTION OF THE NOTES

The following, along with the additional information contained under ‘‘Description of the Debt Securities”’ in the accompanying prospectus, is a summary of the material provisions of the indenture referred to below and the notes. This description supplements the information under “Description of the Debt Securities” in the accompanying prospectus and, to the extent it is inconsistent, replaces the description in the accompanying prospectus. If we use a term that is not defined in this prospectus supplement, you should refer to the definition that is provided in the accompanying prospectus. The descriptions in this prospectus supplement and the accompanying prospectus contain descriptions of certain terms of the notes and the indenture but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture that has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part, including the definitions of specified terms used in the indenture, and to the Trust Indenture Act of 1939, as amended. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. For purposes of this description, references to the “Company,””DXC,” “we,” “our” and “us” refer only to DXC Technology Company and not to its subsidiaries.

General

The notes will constitute a single series of debt securities issued under the indenture dated March 27, 2017, between us and U.S. Bank National Association, as trustee, as supplemented by a fourth supplemental indenture to be dated as of                 , 2017 between DXC and the trustee (collectively, the “indenture”).

The notes will be DXC’s direct, unconditional, unsecured and senior obligations and will rank equally in right of payment with all of DXC’s other senior unsecured general obligations from time to time outstanding and senior in right of payment to any subordinated debt DXC may incur. The notes will be effectively subordinated to any of DXC’s secured debt to the extent of the value of the assets securing such debt. In addition, the notes will be effectively subordinated to the obligations, including indebtedness, of DXC’s subsidiaries. As of June 30, 2017, after giving pro forma effect to the Exchange Offers, DXC and its subsidiaries had outstanding indebtedness of approximately $7.5 billion of which DXC’s subsidiaries had outstanding indebtedness of approximately $1.3 billion.

The notes will be issued in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Principal, Maturity and Interest

The notes offered hereby will be initially limited to an aggregate principal amount of $        . The interest rate per annum for the notes in any interest period will be equal to three-month LIBOR plus              basis points, as determined by the calculation agent. The notes will mature on                 , 2021.

Interest will be payable quarterly on                 ,                 ,                   and                 of each year, commencing on                 , 2017 (each an “interest payment date”) to holders of record on the date that is 15 calendar days prior to each interest payment date. Interest on the notes will accrue from and including the date the notes are issued or from and including the most recent interest payment date. If any interest payment date, other than the maturity date, would otherwise be a day that is not a Business Day, the interest payment date will be postponed to the immediately succeeding day that is a Business Day, with the same force and effect as if made on the date such payment was due, except that if that Business Day is in the immediately succeeding calendar month, the interest payment date shall be the immediately preceding Business Day. If the maturity date of the notes falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the maturity date. DXC will make payments in respect of the notes in global form (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee.

The interest rate on the notes will be reset quarterly on                 ,                 ,                   and                 of each year, commencing on                 , 2017 (each an “interest reset date”) provided that if any interest reset date would otherwise be a day that is not a Business Day, the interest reset date will be postponed to the immediately succeeding day that is a Business Day, except that if that Business Day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding Business Day.

The initial interest reset period (the “initial interest period”) means the period from and including the settlement date to but excluding the first interest reset date. Thereafter, each interest reset period (an “interest period”) means the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest period for the notes will be the period from and including the interest reset date immediately preceding the maturity date of the notes to but excluding the maturity date. Interest on the notes will be computed on the basis of the actual number of days elapsed over a 360-day year.

The interest rate for the initial interest reset period means the three-month LIBOR, as determined on                 , 2017, plus     %. Thereafter, the interest rate for any interest period will be the three-month LIBOR, as determined on the applicable interest determination date (as defined below), plus     %. The interest rate will be reset quarterly on each interest reset date. The interest rate applicable to each interest period commencing on the related interest reset date, or the settlement date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” means the second London business day immediately preceding the settlement date, in the case of the initial interest period, or thereafter the second London business day immediately preceding the applicable interest reset date.

Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i)	Three-month LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Reuters LIBOR 01 (as defined below) at approximately 11:00 a.m., London time, on the applicable interest determination date. If no rate appears on Reuters LIBOR 01, three-month LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii)	With respect to an interest determination date on which no rate appears on Reuters LIBOR 01 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by DXC to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, three-month LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, three-month LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by DXC for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, three-month LIBOR for such interest determination date will be three-month LIBOR determined with respect to the immediately preceding interest determination date.

The trustee will initially act as the calculation agent in respect of the notes. Promptly upon calculation, the calculation agent will inform us of the interest rate for the next interest period. Upon request from any holder of the notes, the calculation agent will provide the interest rate in effect for such notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

All percentages resulting from any calculation of the interest rate on the notes will be rounded to the nearest one millionth of a percentage point with five ten millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .098765445) would be rounded to 9.876545% (or ..09876545)), and all dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Notwithstanding the foregoing, the interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Additionally, the interest rate on the notes will in no event be lower than zero.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday (i) that is not a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in the City of New York or the city in which the corporate trust office of the trustee is located and (ii) that is also a London business day, as defined below.

“LIBOR” means the U.S. dollar London Interbank Offered Rate.

“London business day” means a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters LIBOR 01” means the display designated on page LIBOR 01 on the Reuters Service (or such other page as may replace the LIBOR 01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, (“ICE”) or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Accrued Interest

Accrued interest on the notes will be calculated by multiplying the principal amount of the notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on any reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding reset date or, if none, the initial interest rate.

Optional Redemption

We may redeem all or a portion of the notes on the first business day after the date that is one year following the date of issuance of the notes pursuant to this offering or at any time or from time to time thereafter at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date. We will mail notice to registered holders of the notes of our intent to redeem on not less than 10 nor more than 60 days’ notice.

Issuance of Additional Notes

DXC may, without the consent of the holders, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price, interest accrued prior to the issue date of the additional notes and, in some cases, the first interest payment date. Under the indenture, the previously issued notes and any additional notes will be treated as a single series for all purposes, including for purposes of determining whether the required percentage of the holders of record has given approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders; provided that if any such additional notes are not fungible with the previously issued notes for U.S. federal income tax purposes, such additional notes will be issued with a different CUSIP number as the previously issued notes.

Calculation Agent, Paying Agent and Registrar for the Notes

The trustee will initially act as calculation agent, paying agent and registrar for the notes. DXC may change the paying agent or registrar without prior notice to the holders of the notes, and DXC or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. Holders will be required to pay all taxes due on transfer. DXC will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

No Sinking Fund

The notes will not be entitled to the benefit of any sinking fund.

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless DXC has exercised its option to redeem the notes as described above under “Optional Redemption,” DXC will be required to make an offer (a “Change of Control Offer”) to each holder of the notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes at a repurchase price, payable in cash, equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest on the notes repurchased to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at DXC’s option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be sent to holders of the notes, with a copy to the trustee, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 90 days from the date such notice is delivered (the “Change of Control Payment Date”). The notice will, if delivered prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, DXC will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

DXC will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if (i) a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by DXC and the third party repurchases all notes properly tendered and not withdrawn under its offer, and (ii) DXC provides notice of an optional redemption of the notes and there is not a default in payment of the redemption price.

DXC will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, DXC will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of this Change of Control section, the following terms have the following meanings:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in a single transaction or a series of related transactions, of all or substantially all of DXC’s assets and the assets of its subsidiaries, taken as a whole, to one or more “persons” (as that term is defined in Section 13(d)(3) of the Exchange Act) (other than to DXC or one of its subsidiaries); (2) the consummation of any transaction (including, without limitation, any merger or consolidation) as a result of which any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of DXC, measured by voting power rather than number of shares; (3) DXC consolidates with, or merges with or into any person, or any person consolidates with, or merges with or into DXC, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of DXC or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Voting Stock of DXC outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; or (4) the adoption of a plan relating to the liquidation or dissolution of DXC.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) (A) DXC becomes a direct or indirect wholly-owned subsidiary of a holding company and (B) the direct or indirect holders of DXC’s Voting Stock immediately prior to that transaction are the holders of more than 50% of the Voting Stock of such holding company, or (ii) DXC consolidates with, or merges with or into, any person that results in the surviving person remaining a public company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., and its successors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s; BBB- (or the equivalent) by S&P; and BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any additional rating agency or Rating Agencies selected by DXC.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if either Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of such notes publicly available for reasons outside of the control of DXC, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by DXC as a replacement agency for Moody’s, S&P or Fitch, as the case may be.

“Rating Event” means, the rating on the notes is lowered by at least two of the three Rating Agencies and such notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on any day during the period (which period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing on the earlier of the date of the first public occurrence of a Change of Control or the date of public notice of an agreement that, if consummated, would result in a Change of Control and ending 60 days following consummation of such Change of Control.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Certain Covenants

Except as set forth in this “Description of the Notes,” and in “Description of the Debt Securities” in the accompanying prospectus, neither DXC nor any subsidiary of DXC will be restricted by the indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distribution on equity interests or purchasing equity interests. Additionally, the indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

Limitation on DXC’s Ability to Incur Liens

Other than as provided below under “DXC May Incur Permitted Liens and DXC May Enter into Permitted Sale/Leaseback Transactions,” neither DXC nor any of its Restricted Subsidiaries will create, incur, assume or suffer to exist any Lien on DXC’s property, to secure any Indebtedness of DXC or a Restricted Subsidiary, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

•	Liens existing as of the closing date of the offering of the notes; and any extension, renewal or replacement (or successive extensions, renewals or replacements) of any such Lien; provided that no such extension, renewal or replacement will extend to or cover any property other than the property covered by such existing Lien;

•	Liens on property existing at the time DXC or any of its Restricted Subsidiaries acquires such property, provided that such Liens:

(i)	are not incurred in connection with, or in contemplation of the acquisition of the property acquired; and

(ii)	do not extend to or cover any of DXC’s property or any of its Restricted Subsidiaries’ property other than the property so acquired;

•	Liens on any property of a corporation or other entity existing at the time such corporation or entity becomes DXC’s Restricted Subsidiary or is merged into or consolidated with DXC or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation or entity as an entirety or substantially as an entirety to DXC or a Restricted Subsidiary, provided that such Liens:

(i)	are not incurred in connection with or in contemplation of such corporation or entity becoming a Restricted Subsidiary or merging or consolidating with DXC or a Restricted Subsidiary or are not incurred in connection with or in contemplation of the sale, lease or other disposition of the properties of such corporation or other entity; and

(ii)	do not extend to or cover any of DXC’s property or any of its Restricted Subsidiaries’ property other than the property of such corporation or other entity;

•	Purchase money Liens upon or in any real or personal property (including fixtures and other equipment) DXC or any of its Restricted Subsidiaries hold or have acquired to secure the purchase price of such property or to secure Indebtedness incurred solely to finance or refinance the acquisition or improvement of such property and incurred within 270 days after completion of such acquisition or improvement;

•	Liens to secure Indebtedness owing to DXC or to a Restricted Subsidiary;

•	Liens for taxes, assessments or other governmental charges not yet due or payable or not overdue for a period of more than 60 days or that are being contested by DXC or a Restricted Subsidiary, and for which DXC maintains adequate reserves in accordance with GAAP, and attachment, judgment and other similar Liens arising in connection with legal proceedings, provided that any such judgment does not constitute an event of default;

•	Liens in favor of the United States to secure amounts paid to DXC or any of its Restricted Subsidiaries as advance or progress payments under government contracts entered into by it so long as such Liens cover only (x) special bank accounts into which only such advance or progress payments are deposited and (y) supplies covered by such government contracts and material and other property acquired for or allocated to the performance of such government contracts;

•	Liens incurred in connection with an asset acquisition or a project financed with a non-recourse obligation;

•	Liens in favor of suppliers, producers, operators, workmen, materialmen, mechanics, workmen or repairmen, landlord’s Liens for rent or other similar Liens arising, in each case, in the ordinary course of business in respect of obligations which are not overdue or which are being contested by DXC or any Restricted Subsidiary in good faith and by appropriate proceedings;

•	Liens consisting of zoning restrictions, licenses, easements, covenants, rights-of-way, utility easements, building restrictions and similar encumbrances and restrictions on the use of real property and minor irregularities that do not materially impair the use of the real property;

•	Liens arising under leases or subleases of real or personal property that do not, individually or in the aggregate, materially detract from the value of such real or personal property or materially interfere with the ordinary conduct of the business conducted at such real property or with respect to such personal property;

•	Liens arising under licenses or sublicenses of intellectual property granted in the ordinary course of business;

•	Liens arising by reason of deposits with, or giving any form of security to, any governmental agency or any body created or approved by law or government regulation;

•	Liens created by or resulting from any litigation or other proceeding that is being contested in good faith by appropriate proceedings, including Liens arising out of judgments or awards against DXC or any Restricted Subsidiary with respect to which DXC or any of its Restricted Subsidiaries is in good faith prosecuting an appeal or proceedings for review for which the time to make an appeal has not yet expired, and Liens relating to final unappealable judgments that are satisfied within 60 days of the date of judgment or Liens incurred by DXC or any Restricted Subsidiary for the purposes of obtaining a stay or discharge in the course of any litigation proceeding to which DXC or any of its Restricted Subsidiaries is a party;

•	Liens on deposits securing obligations under cash pooling and multi-currency notional pooling programs;

•	Liens relating to hedging and similar arrangements entered into in the ordinary course of business, including without limitation interest rate or foreign currency hedging arrangements;

•	Liens incurred or deposits made by DXC or its Restricted Subsidiaries in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security benefits, taxes, assessments, statutory obligations or other similar charges, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds or other similar obligations (exclusive of obligations for the payment of borrowed money);

•	Liens on account receivables or related assets resulting from the sale of such account receivables or such related assets, or Liens arising in connection with or related to any securitization financings, factoring arrangements or assignments thereof that may be entered into by DXC or any Restricted Subsidiary;

•	Liens, pledges or deposits made in the ordinary course of banking arrangements in connection with any netting or set-off arrangements for the purpose of netting debit and credit balances;

•	Liens on property incurred in sale and lease-back transactions permitted under the covenant described below under the caption “Limitation on DXC’s Ability to Enter Into Sale and Lease-Back Transactions”; and

•	Liens constituting any extension, renewal or replacement of any Liens listed above to the extent the principal amount of the Indebtedness secured by such Lien is not increased (except to the extent of any premiums, fees or other costs associated with any such extension, renewal or replacement) and the property encumbered by any such Lien is the same as or substantially similar in nature to the property encumbered by the Lien being extended, renewed or replaced.

Limitation on DXC’s Ability to Enter Into Sale and Lease-Back Transactions

Other than as provided below under “DXC May Incur Permitted Liens and DXC May Enter into Permitted Sale/Leaseback Transactions,” neither DXC nor any of its Restricted Subsidiaries will enter into any sale and lease-back transaction with a term longer than three years, unless:

•	such transaction was entered into prior to the closing date of the offering of the notes;

•	such transaction was for the sale and leasing back to DXC of any property by one of its Restricted Subsidiaries;

•	DXC would be entitled to incur Indebtedness secured by a mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such sale and lease-back transaction without equally and ratably securing the notes pursuant to the first paragraph of “Limitation on DXC’s Ability to Incur Liens” above; or

•	DXC applies an amount equal to the fair value of the property sold to the purchase of property or to the retirement of its long-term Indebtedness (including the notes) within 365 days of the effective date of any such sale and lease-back transaction.

DXC May Incur Permitted Liens and DXC May Enter into Permitted Sale/Leaseback Transactions

Notwithstanding the restrictions set forth above under “Limitation on DXC’s Ability to Incur Liens” and “Limitation on DXC’s Ability to Enter into Sale/Leaseback Transactions,” DXC or any of its Restricted Subsidiaries may create, incur, assume or suffer to exist any Lien or enter into any sale and lease-back transaction not otherwise permitted as described above; provided that, at the time of such event, and after giving effect to that event, the aggregate amount of all Indebtedness secured by Liens permitted by this paragraph (excluding the Liens permitted pursuant to the bullet points under “Limitation on DXC’s Ability to Incur Liens” above) and the aggregate amount of all Attributable Debt in respect of sale and lease-back transaction permitted by this paragraph (excluding the sale and lease-back transaction permitted under “Limitation on DXC’s Ability to Enter into Sale/Leaseback Transactions” above), measured, in each case, at the time any such Lien is incurred or any such sale and lease-back transaction is entered into, by DXC or any Restricted Subsidiary does not exceed 20% of DXC’s Consolidated Net Tangible Assets.

For purposes of this section “DXC May Incur Permitted Liens and DXC May Enter into Permitted Sale/Leaseback Transactions,” the following terms have the following meanings:

“Attributable Debt” with respect to any sale and lease-back transaction means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with GAAP, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

“Consolidated Net Tangible Assets” means, as of any particular time, the aggregate amount of DXC’s assets and the assets of its subsidiaries (in each case, less applicable reserves and other properly deductible items) after deducting from such amount:

•	all current liabilities other than (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of capital lease obligations, and

•	intangible assets, to the extent included in such aggregate assets, all as set forth on DXC’s then most recent consolidated balance sheet and computed in accordance with GAAP.

Certain Definitions

As used in this “Description of the Notes”, the following terms have the meanings set forth below.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of the indenture.

“Indebtedness” of any specified person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or obligations under capital leases, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such person in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet); provided that Indebtedness shall exclude (i) Indebtedness that is required to be converted at, or prior to, maturity into equity securities of DXC, and (ii) advances and overdrafts in respect of cash pooling and multi-currency notional pooling programs.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Restricted Subsidiary” means any Subsidiary (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, or (b) which holds more than 5.0% of DXC’s Consolidated Net Tangible Assets; except for any Subsidiary primarily engaged in financing receivables or in the finance business.

“Subsidiary” of any specified person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following descriptions are summaries of the material terms of certain indebtedness of DXC. They may not contain all the information that may be important to you. The following summaries are qualified in their entirety by reference to the relevant agreements, which are incorporated by reference herein.

We refer to the Term Loan, U.K. Term Loan, the U.S. Term Loan, the AUD Term Loan and the Revolving Credit Facility, collectively, and as they may be amended, replaced, refinanced, amended and restated, supplemented or otherwise modified from time to time, as the “senior credit facilities.”

Term Loan

On December 16, 2016, DXC entered into a senior unsecured Term Loan Credit Agreement (the “Term Loan”) in an aggregate principal amount of the U.S. dollar equivalent of $2.0 billion with certain financial institutions party thereto (the “DXC Lenders”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), as administrative agent (the “DXC Administrative Agent”), which is comprised of (i) Tranche A-1 Term Loans in U.S. dollars in an aggregate principal amount of $375 million that are scheduled to mature on the date that is three years following the Funding Date (as defined below) (the “Tranche A-1 Loans”), (ii) Tranche A-2 Term Loans in U.S. dollars in an aggregate principal amount of $1.310 billion that are scheduled to mature on the date that is five years following the Funding Date (the “Tranche A-2 Loans”) and (iii) Tranche A-3 Term Loans in Euros in an aggregate principal amount of the Euro equivalent of $315 million that are scheduled to mature on the date that is five years following the Funding Date (the “Tranche A-3 Loans”).

On March 3, 2017, DXC entered into Amendment No. 1 to the Term Loan Credit Agreement (“DXC Amendment No. 1”) with the DXC Administrative Agent and substantially all of the DXC Lenders party thereto as of such date. DXC Amendment No. 1, among other things, removed the provision that would have required CSC to become a guarantor under the Term Loan within 3 business days after the consummation of the Merger, the failure of which would have required mandatory prepayment of the borrowings under the Term Loan. The Term Loan does not include any upstream guarantee from CSC.

Under the Term Loan, borrowings bear interest at a variable rate equal to, (i) with respect to the Tranche A-1 Loans, at DXC’s option, (x) the Eurocurrency Rate (as defined in the Term Loan) for a one, two, three or six month interest period, plus a margin of between 0.875% and 1.625% based on the public rating that has been most recently announced by either of S&P or Moody’s, as the case may be, with respect to the senior, unsecured, non-credit enhanced, long-term debt securities of DXC or if any such rating agency shall have issued more than one such public rating, the lowest such public rating issued by such rating agency (the “DXC Pricing Grid”), or (y) the greatest of the rate of interest announced publicly by BTMU in New York, New York, from time to time, as BTMU’s “Prime Rate,” the Federal Funds Rate plus 0.5%, and the Eurocurrency Rate for a one-month interest period plus 1% (“Base Rate”), in each case plus a margin of between 0% and 0.625%, based on the DXC Pricing Grid, (ii) with respect to the Tranche A-2 Loans, at DXC’s option, (x) the Eurocurrency Rate for a one, two, three or six month interest period, plus a margin of between 1.00% and 1.75%, based on the DXC Pricing Grid or (y) the Base Rate plus a margin of between 0% and 0.75%, based on the DXC Pricing Grid, and (iii) with respect to the Tranche A-3 Loans, the Eurocurrency Rate for a one, two, three or six month interest period, plus a margin of between 0.75% and 1.35%, based on the DXC Pricing Grid.

The Tranche A-1 Loans are required to be repaid at maturity and do not amortize prior thereto. Amortization of the Tranche A-2 Loans and the Tranche A-3 Loans will be paid on a quarterly basis at the rate of 5.0% of the original principal amount thereof per annum, with the remaining principal amount to be repaid at maturity. The Term Loan provides that prepayment of outstanding amounts is permitted at any time. Any payment of principal under the Term Loan cannot be redrawn.

The Term Loan contains representations, warranties, and covenants customary for facilities of this type, as well as customary events of default, consistent with the Revolving Credit Facility, the U.K. Term Loan, the U.S.

Term Loan and the AUD Term Loan, including (i) cross payment event of default with respect to indebtedness of at least $250 million or other events if the effect is to accelerate or permit acceleration of such indebtedness and (ii) the occurrence of a change of control. In addition, under the Term Loan, commencing with the first full fiscal quarter of DXC ending after the Funding Date, DXC is required to maintain a ratio of EBITDA to interest expense of no less than 3.00 to 1.00 for any four quarter period ending at the end of a fiscal quarter and a leverage ratio of total debt to EBITDA of no more than 3.00 to 1.00 as of the end of each fiscal quarter, giving pro forma effect to the financial impact of acquisitions or dispositions during the latest twelve month fiscal period, and including the effect of expected near-term (realizable within 12 months) operational and cost synergies resulting from acquisitions or restructuring actions.

The Term Loan includes various customary remedies for the DXC Lenders following an event of default, including the acceleration of repayment of outstanding amounts due under the Term Loan.

On March 31, 2017, all of the Tranche A-1 Loans and the Tranche A-2 Loans were funded in an aggregate principal amount of $1.685 billion and all of the Tranche A-3 Loans were funded in an aggregate principal amount of 290 million Euros, the proceeds of which were used by DXC to distribute the Everett Payment to HPE.

Revolving Credit Facility

On October 11, 2013, CSC amended and restated its senior unsecured revolving credit facility (the “Revolving Credit Facility”) by and among CSC, as borrower, the lenders from time to time party thereto (the “Revolving Lenders”), Citibank, N.A. (“Citibank”), as administrative agent (the “Revolving Agent”), Citicorp International Limited as tranche B sub-agent, and Citibank International PLC, London Branch as swing line sub-agent.

On June 15, 2016, CSC exercised its option under the Revolving Credit Facility to incur incremental commitments thereunder in an aggregate amount of $380 million, which resulted in an increase in the aggregate outstanding facility size from $2.5 billion to $2.88 billion. On June 21, 2016, CSC amended the Revolving Credit Facility to among other things, increase the maximum amount of incremental commitments that can be incurred thereunder from $500 million to $1.5 billion, which resulted in a maximum potential facility size of $4.0 billion. On July 25, 2016, CSC exercised its option under the Revolving Credit Facility to incur incremental commitments thereunder in an aggregate amount of $100 million, which resulted in an increase in the aggregate outstanding facility size from $2.88 billion to $2.98 billion. On December 30, 2016, CSC exercised its option under the Revolving Credit Facility to incur incremental commitments thereunder in an aggregate amount of $40 million, which resulted in an increase in the aggregate outstanding facility size from $2.98 billion to $3.02 billion. On February 17, 2017, CSC terminated the commitments of one of the Revolving Lenders that elected not to consent to Amendment No. 3 (RCF) described below (the “Non-Consenting Lender”). As a result, the aggregate size of the facility under the Revolving Credit Facility was reduced from $3.02 billion to $2.95 billion.

In connection with entering into the Merger Agreement, CSC entered into debt financing commitment letters with certain financial institutions (the “Conditional Lenders”), pursuant to which the Conditional Lenders committed to provide CSC with $815 million of incremental commitments under the Revolving Credit Facility (the “Incremental Revolving Commitments”).

On February 17, 2017, CSC entered into that certain Waiver and Amendment No. 3 to the Amended and Restated Credit Agreement (“Amendment No. 3 (RCF)”) with the Revolving Agent and each of the Revolving Lenders party to the Revolving Credit Facility as of such date (after giving effect to the termination of the commitments of the Non-Consenting Lender as described above). Amendment No. 3 (RCF), among other things, (i) waived the event of default that would, in the absence of such waiver, have arisen under the Revolving Credit Facility as a result of the Merger, (ii) replaced CSC with DXC as the “Company” (including, as the principal borrower and as the guarantor of borrowings by subsidiary borrowers, as the entity whose consolidated financial results are measured by the financial covenants and whose ratings determine the RCF Pricing Grid (as defined below), as the entity to whom (and to whose subsidiaries) the representations and warranties, covenants and events of default generally apply, etc.) thereunder and (iii) designated CSC as a subsidiary borrower under the Revolving Credit Facility, in the case of clauses (ii) and (iii), subject to certain conditions, including the consummation of the Merger and the delivery of customary closing documentation. On April 3, 2017, pursuant to the terms of Amendment No. 3 (RCF), CSC was replaced with DXC as the “Company” under the Revolving Credit Facility and CSC was designated as a subsidiary borrower thereunder.

On April 3, 2017, DXC and the Conditional Lenders providing such incremental commitments exercised an option under the Revolving Credit Facility to incur $740 million of the $815 million of Incremental Revolving Commitments thereunder. The incurrence of the Incremental Revolving Commitments resulted in an increase in the aggregate outstanding size of the unsecured revolving credit facility under the Revolving Credit Facility from $2.95 billion to $3.69 billion, consisting of $3.12 billion under the Tranche A Facility (as defined in the Revolving Credit Facility), which is available to be drawn in US dollars, Euro and Sterling, and $570 million under the Tranche B Facility (as defined in the Revolving Credit Facility), which is available to be drawn in US dollars, Euro, Sterling, Yen, Singapore Dollars and Australian Dollars. Of the $3.69 billion of commitments under the Revolving Credit Facility, $3.62 billion will mature on January 15, 2022 and $70 million will mature on January 15, 2021.

Under the Revolving Credit Facility, borrowings bear interest at a variable rate equal to (i) with respect to advances denominated in U.S. dollars, at DXC’s option, (x) the Eurocurrency Rate (as defined in the Revolving Credit Facility) for a one, two, three or six month interest period, plus a margin of between 0.680% and 1.300%, based on a pricing grid substantially consistent with the DXC Pricing Grid (the “RCF Pricing Grid”) or (y) the greatest of the rate of interest announced publicly by Citibank in New York, New York, from time to time, as Citibank’s base rate, the Federal Funds Rate plus 0.5%, and the Eurocurrency Rate for a one-month interest period plus 1%, in each case plus a margin of between 0% and 0.300%, based on the RCF Pricing Grid and (ii) with respect to advances denominated in Euro, Sterling, Yen, Singapore Dollars and Australian Dollars, the Eurocurrency Rate for a one, two, three or (except with respect to any advance denominated in Singapore Dollars) six month interest period, plus a margin of between 0.680% and 1.300%, based on the RCF Pricing Grid.

The Revolving Credit Facility contains provisions for adding domestic and foreign subsidiaries of DXC as additional borrowers thereunder as well as the creation of additional multi-currency or local currency tranches. The Revolving Credit Facility provides that prepayment of outstanding amounts is permitted at any time. The Revolving Credit Facility contains representations, warranties, and covenants customary for facilities of this type, as well as customary events of default, consistent with the Term Loan, the U.K. Term Loan, the U.S. Term Loan and the AUD Term Loan, including (i) cross payment event of default with respect to indebtedness of at least $250 million or other events if the effect is to accelerate or permit acceleration of such indebtedness and (ii) the occurrence of a change of control. In addition, under the Revolving Credit Facility, DXC is required to maintain a ratio of EBITDA to consolidated interest expense of no less than 3.00 to 1.00 for any four quarter period ending at the end of a fiscal quarter and a leverage ratio of total debt to EBITDA of no more than 3.00 to 1.00 as of the end of each fiscal quarter, giving pro forma effect to the financial impact of acquisitions or dispositions during the latest twelve month fiscal period, and including the effect of expected near-term (realizable within 12 months) operational and cost synergies resulting from acquisitions or restructuring actions.

The Revolving Credit Facility includes various customary remedies for the Revolving Lenders following an event of default, including the acceleration of repayment of outstanding amounts under the Revolving Credit Facility.

Receivables Facility

On December 21, 2016, CSC entered into a Purchase and Sale Agreement (“PSA”) among CSC (in such capacity, the “Contributing Originator”), Alliance-One Services, Inc., CSC Agility Platform, Inc., CSC Consulting, Inc., CSC Cybertek Corporation, Mynd Corporation and PDA Software Services LLC, as originators (collectively, the “Originators”), CSC, as initial servicer (in such capacity, the “Servicer”), and CSC Receivables LLC, a Delaware special purpose limited liability company, all of the issued and outstanding membership interests of which are owned by CSC (the “SPE”).

On December 21, 2016, CSC also entered into a Receivables Purchase Agreement (“RPA”), among the Servicer, the SPE, as seller, the persons from time to time party thereto as purchasers (the “Purchasers”) and group agents, PNC Bank, National Association, as administrative agent (the “Administrative Agent”), and PNC Capital Markets LLC, as structuring agent.

The PSA and RPA establish a committed, one-year facility (the “Receivables Facility”) with a facility limit of $250 million (the “Facility Limit”), based on the satisfaction of certain conditions. The Facility Limit may be reduced or increased from time to time pursuant to the terms of the RPA. The Receivables Facility is scheduled to terminate on December 20, 2017, but may be extended for one or more optional one-year extensions of the Receivable Facility’s term, if agreed to by the Purchasers. Such extensions may be requested as early as 210 days prior to, and not less than 60 days prior to, the then current scheduled termination date.

Pursuant to the PSA, the Originators will sell and/or, in the case of the Contributing Originator, contribute, all of their accounts receivable except for certain excluded receivables (the “Receivables”) and certain rights related thereto (the “Related Rights”) to the SPE. Pursuant to the RPA, the SPE will sell the Receivables and the Related Rights to the Purchasers in return for payments of capital. Each Purchaser’s investment under the RPA will bear interest at the applicable adjusted LIBOR or LMIR as selected by such Purchaser. Additionally, each Purchaser will be entitled to receive a drawn fee payable monthly in arrears at a rate of 0.75% per annum based on the aggregate outstanding investment of such Purchaser. In addition, each Purchaser will be entitled to receive an undrawn fee payable monthly in arrears at a rate of 0.375% per annum (if the aggregate outstanding investment made by all Purchasers is greater than or equal to 75% of the Facility Limit) or 0.55% per annum (if the aggregate outstanding investment made by all Purchasers is less than 75% of the Facility Limit) based on the excess (if any) of such Purchaser’s commitment over the aggregate outstanding investment of such Purchaser.

The PSA, RPA and the other agreements executed in connection with the Receivables Facility contain certain customary representations and warranties and affirmative covenants, including as to the eligibility of the Receivables being sold, and contain customary program termination events and non-reinvestment events. Certain obligations of the Originators and the Servicer are guaranteed by DXC under a Performance Guaranty, dated as of December 21, 2016, made by CSC in favor of the Administrative Agent for the benefit of the Purchasers (“Performance Guaranty”), as assigned by CSC to DXC (including all of CSC’s obligations and duties to perform thereunder) pursuant to the Guarantor Assumption Agreement and Joinder, dated as of April 3, 2017, among CSC, DXC and the Administrative Agent. However, the Performance Guaranty does not cover the SPE’s obligations to pay any yield, fees or invested amounts to the Administrative Agent or any of the Purchasers.

On January 24, 2017, the same parties that signed the RPA, along with Bank of Tokyo-Mitsubishi UFJ, LTD. (“BTMU”), entered into the First Amendment to the Receivables Purchase Agreement, pursuant to which BTMU joined the RPA as a committed purchaser and group agent.

As of June 30, 2017, the total availability under the Receivables Facility was approximately $228 million. DXC expects to use the proceeds from receivables sales under the Receivables Facility for general corporate purposes.

U.K. Term Loan

On December 16, 2015, CSC Computer Sciences U.K. Holdings Limited, as borrower (the “U.K. Borrower”), and CSC, as guarantor, the financial institutions party thereto (the “U.K. Lenders”) and Lloyds Bank plc, as administrative agent (the “U.K. Agent”), entered into a Credit Agreement (the “U.K. Term Loan”). Advances under the U.K. Term Loan were used, first, to repay advances under the U.K. Borrower’s existing credit agreement dated as of December 18, 2013 among the U.K. Borrower, CSC, as guarantor, and Lloyds Bank plc, as agent and initial lender and, thereafter, for general corporate purposes.

The U.K. Term Loan is a £200 million (subject to the U.K. Borrower’s option to request that the commitments be increased to £300 million if the lenders are, in their discretion, willing to provide such increase) delayed-draw senior unsecured term loan. The U.K. Term Loan (i) permitted the U.K. Borrower to request advances in respect of the £200 million initial commitments prior to January 15, 2016 and (ii) permits the U.K. Borrower to request advances in respect of the additional £100 million in incremental commitments at the time the commitments are increased. The U.K. Term Loan provides that prepayment of outstanding amounts is permitted at any time. Any payment of principal under the U.K. Term Loan cannot be redrawn. Advances made under the U.K. Term Loan bear interest at LIBOR for such interest period plus 0.65%, payable on the last day of such interest period.

On February 17, 2017, CSC entered into that certain Waiver and Amendment No. 2 to the Credit Agreement (“Amendment No. 2 (U.K.)”) with the U.K. Borrower, the U.K. Agent and each of the U.K. Lenders party to the U.K. Term Loan as of such date. Amendment No. 2 (U.K.), among other things, (i) waived the event of default that would, in the absence of such waiver, have arisen under the U.K. Term Loan as a result of the Merger and (ii) replaced CSC with DXC as the “Company” (including, as the guarantor of the U.K. Borrower’s obligations, as the entity whose consolidated financial results are measured by the financial covenants, as the entity to whom (and to whose subsidiaries) the representations and warranties, covenants and events of default generally apply, etc.) thereunder, in the case of clause (ii), subject to certain conditions, including the consummation of the Merger and the delivery of customary closing documentation. On April 3, 2017, pursuant to the terms of Amendment No. 2 (UK), CSC was replaced with DXC as the “Company” under the U.K. Term Loan.

The U.K. Term Loan is scheduled to mature on January 15, 2019, or, if earlier, the date that is a specified period after the date upon which the U.K. Borrower ceases to be a subsidiary of DXC. The U.K. Term Loan contains representations, warranties, and covenants customary for facilities of this type, as well as customary events of default, consistent with the Term Loan, the Revolving Credit Facility, the U.S. Term Loan and the AUD Term Loan, including (i) cross payment event of default with respect to indebtedness of at least $250 million or other events if the effect is to accelerate or permit acceleration of such indebtedness and (ii) the occurrence of a change of control. In addition, under the U.K. Term Loan, DXC is required to maintain a ratio of EBITDA to interest expense of no less than 3.00 to 1.00 for any four quarter period ending at the end of a fiscal quarter and a leverage ratio of total debt to EBITDA of no more than 3.00 to 1.00 as of the end of each fiscal quarter, giving pro forma effect to the financial impact of acquisitions or dispositions during the latest twelve month fiscal period, and including the effect of expected near-term (realizable within 12 months) operational and cost synergies resulting from acquisitions or restructuring actions.

The U.K. Term Loan includes various customary remedies for the U.K. Lenders following an event of default, including the acceleration of repayment of outstanding amounts due under the U.K. Term Loan.

U.S. Term Loan

On March 21, 2016, CSC, as borrower, the financial institutions party thereto (the “U.S. Lenders”) and Bank of America, N.A. (“Bank of America”), as administrative agent (the “U.S. Agent”), entered into a Term Loan Credit Agreement in an initial aggregate principal amount of $525 million (the “U.S. Term Loan”).

On December 30, 2016, CSC exercised its option under the U.S. Term Loan to incur incremental term loans thereunder in an aggregate amount of $50 million.

The U.S. Term Loan is scheduled to mature on March 21, 2021. Amortization is payable ratably on a quarterly basis at the rate of 5.0% per annum with the remaining principal amount to be repaid at maturity. The U.S. Term Loan provides that prepayment of outstanding amounts is permitted at any time. Any payment of principal under the U.S. Term Loan cannot be redrawn.

On February 17, 2017, CSC entered into that certain Waiver and Amendment No. 1 to the Term Loan Credit Agreement (“Amendment No. 1 (U.S.)”) with the U.S. Agent and each of the U.S. Lenders party to the U.S. Term Loan as of such date. Amendment No. 1 (U.S.), among other things, (i) waived the event of default that would, in the absence of such waiver, have arisen under the U.S. Term Loan as a result of the Merger and (ii) replaced CSC with DXC as the “Company” (including, as borrower, as the entity whose consolidated financial results are measured by the financial covenants and whose ratings determine the U.S. Pricing Grid (as defined below), as the entity to whom (and to whose subsidiaries) the representations and warranties, covenants and events of default generally apply, etc.) thereunder, in the case of clause (ii) subject to certain conditions, including the consummation of the Merger and the delivery of customary closing documentation. On April 3, 2017, pursuant to the terms of Amendment No. 1 (US), CSC was replaced with DXC as the “Company” under the U.S. Term Loan.

Under the U.S. Term Loan, DXC may request that the commitments be increased to $775 million if the lenders are, in their discretion, willing to provide such increase.

Under the U.S. Term Loan, borrowings bear interest at a variable rate equal to, at DXC’s option, (i) the Eurocurrency Rate (as defined in the U.S. Term Loan) for a one, two, three or six month interest period, plus a margin of between 0.75% and 1.5%, based on a pricing grid consistent with the RCF Pricing Grid (the “U.S. Pricing Grid”) or (ii) the greatest of the rate of interest announced publicly by Bank of America in New York, New York, from time to time, as Bank of America’s prime rate, the Federal Funds Rate plus 0.5%, and the Eurocurrency Rate for a one-month interest period plus 1%, in each case plus a margin of between 0% and 0.5%, based on the U.S. Pricing Grid.

The U.S. Term Loan contains representations, warranties, and covenants customary for loan facilities of this type, as well as customary events of default, consistent with the Term Loan, the Revolving Credit Facility, the U.K. Term Loan and the AUD Term Loan, including (i) cross payment event of default with respect to indebtedness of at least $250 million or other events if the effect is to accelerate or permit acceleration of such indebtedness and (ii) the occurrence of a change of control. In addition, under the U.S. Term Loan, DXC is required to maintain a ratio of EBITDA to interest expense of no less than 3.00 to 1.00 for any four quarter period ending at the end of a fiscal quarter and a leverage ratio of total debt to EBITDA of no more than 3.00 to 1.00 as of the end of each fiscal quarter, giving pro forma effect to the financial impact of acquisitions or dispositions during the latest twelve month fiscal period, and including the effect of expected near-term (realizable within 12 months) operational and cost synergies resulting from acquisitions or restructuring actions.

The U.S. Term Loan includes various customary remedies for the U.S. Lenders following an event of default, including the acceleration of repayment of outstanding amounts due under the U.S. Term Loan.

AUD Term Loan

On July 25, 2016, DXC Technology Australia Pty Limited (formerly known as CSC Australia PTY. Limited) (“DXC Australia”) and DXC United Pty Limited (formerly known as UXC Limited) (collectively, the “Initial AUD Borrowers”), CSC, as guarantor, the lenders from time to time party thereto (the “AUD Lenders”) and Commonwealth Bank of Australia (“CBA”), as agent (in such capacity, the “AUD Agent”), entered into a Syndicated Facility Agreement (the “AUD Term Loan”). The AUD Term Loan was initially comprised of: (i) an A$100 million delayed-draw senior unsecured term loan (the “Initial AUD Term Facility”; the senior unsecured term loans thereunder, the “Initial AUD Term Loan”) and (ii) an A$5 million senior unsecured line of credit for the issuance of bank guarantees (the “W/C Facility”). Obligations under the Initial AUD Term Loan were guaranteed by CSC. The Initial AUD Term Loan permitted the Initial AUD Borrowers to request advances in respect of the Initial AUD Term Facility prior to October 25, 2016.

On February 17, 2017, CSC entered into that certain Waiver and Amendment No. 2 to the Syndicated Facility Agreement (“Amendment No. 2 (AUD)”) with the Initial AUD Borrowers, the AUD Agent and each of the AUD Lenders party to the AUD Term Loan as of such date. Amendment No. 2 (AUD), among other things, (i) waived the event of default that would, in the absence of such waiver, have arisen under the AUD Term Loan as a result of the Merger and (ii) replaced CSC with DXC as the “Original Guarantor” (including, as the guarantor of the Initial AUD Borrowers’ obligations, as the entity whose consolidated financial results are measured by the financial covenants and whose credit ratings determine the pricing grid, as the entity to whom (and to whose subsidiaries) the representations and warranties, covenants and events of default generally apply, etc.) thereunder, in the case of clause (ii), subject to certain conditions, including the consummation of the Merger and the delivery of customary closing documentation. On April 3, 2017, pursuant to the terms of Amendment No. 2 (AUD), CSC was replaced with DXC as the “Original Guarantor” under the AUD Term Loan.

On May 22, 2017, DXC Australia, Ent. Services Australia Pty Ltd (“Ent. Services” and, together with the Initial AUD Borrowers, the “AUD Borrowers”) and the AUD Agent entered into that certain Accession Letter, pursuant to which Ent. Services became a party to the AUD Term Loan as an additional borrower under the W/C Facility thereunder.

On August 3, 2017, DXC amended and restated the AUD Term Loan pursuant to that certain Amendment and Restatement Deed (the “Amendment and Restatement Deed”) by and among DXC, the AUD Borrowers, CBA, as MLAB, Continuing Facility A Lender, Facility B Lender (each as defined in the Amendment and Restatement Deed) and as AUD Agent, and the New Facility A Lenders (as defined in the Amendment and Restatement Deed) party thereto which, among other things, (i) increased the aggregate facility size of the Initial AUD Term Facility to A$200 million (the Initial AUD Term Facility, as amended pursuant to the Amendment and Restatement Deed, the “AUD Term Facility”; the senior unsecured term loans in excess of the Initial AUD Term Loans, the “New AUD Term Loans”) and (ii) modified the scheduled maturity date of the Initial AUD Term Facility from August 8, 2021 to August 17, 2021. The AUD Borrowers are permitted to request the New AUD Term Loans prior to September 17, 2017 (the “Availability End Date”).

Borrowings under the AUD Term Facility bear interest at a variable rate equal to the BBSY Bid (as defined in the AUD Term Loan) for a one, two, three or six-month interest period (or any other period agreed between DXC and the AUD Agent), plus a margin of between 0.95% and 1.45%, based on a pricing grid based on the published credit ratings of DXC. Amortization of the AUD Term Facility is payable annually at the rate of 5.0% per annum of the original principal amount of the Initial AUD Term Loans plus the original principal amount of the New AUD Term Loans as of the Availability End Date with the remaining principal amount to be repaid at maturity. The AUD Term Loan provides that prepayment of outstanding amounts is permitted at any time. Any payment of principal under the AUD Term Facility cannot be redrawn.

The AUD Term Loan contains representations, warranties, and covenants customary for facilities of this type, as well as customary events of default, consistent with the DXC Term Loan, the Revolving Credit Facility, the U.K. Term Loan and the U.S. Term Loan, including (i) cross payment event of default with respect to indebtedness of at least $250 million or other events if the effect is to accelerate or permit acceleration of such indebtedness and (ii) the occurrence of a change of control. In addition, under the AUD Term Loan, DXC is required to maintain a ratio of EBITDA to interest expense of no less than 3.00 to 1.00 for any four quarter period ending at the end of a fiscal quarter and a leverage ratio of total debt to EBITDA of no more than 3.00 to 1.00 as of the end of each fiscal quarter, giving pro forma effect to the financial impact of acquisitions or dispositions during the latest twelve month fiscal period, and including the effect of expected near-term (realizable within 12 months) operational and cost synergies resulting from acquisitions or restructuring actions.

The AUD Term Loan includes various customary remedies for the AUD Lenders following an event of default, including the acceleration of repayment of outstanding amounts under the AUD Term loan.

EDS Notes

On October 12, 1999, our wholly-owned subsidiary, Enterprise Services LLC (formerly known as HP Enterprises LLC, formerly known as Electronic Data Systems, LLC, formerly known as Electronic Data Systems Corporation) (“EDS”) issued in a registered offering $300 million aggregate principal amount of EDS Notes under an Indenture, dated as of August 12, 1996, among EDS, Hewlett Packard Enterprise Company, a Delaware corporation (the “Guarantor”), and the Bank of New York Mellon Trust Company N.A. (successor to Chase Bank of Texas, National Association (formerly known as Texas Commerce Bank National Association)), as trustee, (as amended and supplemented, the “EDS Indenture”). The EDS Notes were deregistered on September 9, 2008. Interest on the EDS Notes is payable on April 15 and October 15 of each year, and the EDS Notes mature on October 15, 2029.

2022 Notes

On September 18, 2012, CSC issued the CSC Notes in a registered offering under a Base Indenture, dated as of September 18, 2012, between CSC and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended and supplemented by the First Supplemental Indenture thereto, dated as of September 18, 2012, between CSC and the trustee (together, the “CSC Indenture”). Interest on the CSC Notes is payable on September 15 and March 15 of each year, and the CSC Notes mature on September 18, 2022.

On August 9, 2017, DXC completed the CSC Exchange, whereby $274,470,000 aggregate principal amount of CSC Notes were tendered in exchange for a like aggregate principal amount of 2022 Notes issued by the Company. Upon completion of the CSC Exchange, $170,795,000 aggregate principal amount of CSC Notes remained outstanding. See “Summary—Recent Developments.”

The 2022 Notes were issued by DXC under the Base Indenture, dated as of March 27, 2017, between DXC and U.S. Bank National Association, as trustee, as supplemented by the Second Supplemental Indenture thereto, dated as of August 9, 2017. Interest on the 2022 Notes is payable on September 15 and March 15 of each year, and the New DXC Notes mature on September 18, 2022.

2020 Notes, 2024 Notes and 2027 Notes

On March 27, 2017, DXC issued in an unregistered offering the Old 2020 Notes, the Old 2024 Notes and the Old 2027 Notes (collectively, the “Old Notes”). In connection with the issuance of the Old Notes, DXC entered into a registration rights agreement, dated March 27, 2017, by and among DXC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. and RBC Capital Markets, LLC, as representatives of the initial purchasers named therein, which provides the holders of the Old Notes certain rights relating to the registration of new notes under the Securities Act.

On August 9, 2017, DXC completed the DXC Exchange, whereby $500,000,000 aggregate principal amount of Old 2020 Notes, $500,000,000 aggregate principal amount of Old 2024 Notes and $499,550,000 aggregate principal amount of Old 2027 Notes were tendered in exchange for a like aggregate principal amount of 2020 Notes, 2024 Notes and 2027 Notes (collectively, the “New Notes”), respectively. The terms of the New Notes are identical in all material respects to the terms of the corresponding series of Old Notes, except that the New Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes. Upon completion of the exchange offer, all of the Old 2020 Notes and Old 2024 Notes were cancelled and $450,000 aggregate principal amount of Old 2027 Notes remained outstanding. The DXC Exchange did not have a material impact on DXC’s capitalization. See “Summary—Recent Developments.”

The New Notes were issued by DXC under the Base Indenture, dated as of March 27, 2017, between DXC and U.S. Bank National Association, as trustee, as supplemented by the Third Supplemental Indenture thereto, dated as of August 9, 2017. Interest on the 2020 Notes is payable on March 27 and September 27 of each year, and the 2020 Notes mature on March 27, 2020. Interest on the 2024 Notes is payable on April 15 and October 15 of each year, and the 2024 Notes mature on April 15, 2024. Interest on the 2027 Notes is payable on April 15 and October 15 of each year, and the 2027 Notes mature on April 15, 2027.

Euro-Commercial Paper Programme

In July 2015, CSC established a €500 million Euro-Commercial Paper Programme (the “Programme”), under which its indirect subsidiary, CSC Capital Funding Limited, may from time to time issue Euro-commercial paper with a maturity of up to a year and which may be issued at a discount or at a premium or may bear fixed or floating rate interest. The notes were guaranteed by CSC and CSC Computer Sciences International S.à r.l. The Programme was upsized in 2016 to allow issuance of a maximum of €1 billion in principal amount of notes. On February 16, 2017, CSC entered into an amendment to the “Programme” pursuant to which notes issued under the Programme on or after that date and before the consummation of the Merger would incorporate a provision pursuant to which DXC would be substituted as guarantor in place of CSC following the consummation of the Merger. On April 3, 2017, the substitution took effect in respect of notes issued on or after February 16, 2017 and before April 3, 2017. In addition, on April 3, 2017, the Programme was amended such that notes issued on or after April 3, 2017 will, at all times, be guaranteed by DXC. As of June 30, 2017, €650 million in principal amount of notes are outstanding under the Programme, €145 million of which will continue to be guaranteed by CSC and Computer Sciences International S.à.r.l. until such notes mature (which will not be more than 364 days from (and including) the issue date of such notes) while €505 million in principal amount of notes are guaranteed by DXC.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following sets forth the material U.S. federal income and, in the case of Non-U.S. Holders (as defined below), estate tax consequences of ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated or proposed thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion applies only to notes that meet all of the following conditions:

•	they are purchased in this offering at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	they are held as capital assets within the meaning of Section 1221 of the Code (generally, for investment).

This discussion does not describe all of the tax consequences that may be relevant to investors in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or to investors subject to special rules, such as:

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that elect the mark-to-market method of tax accounting for their securities;

•	certain former citizens and long-term residents of the United States;

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding notes as part of a straddle or integrated transaction for U.S. federal income tax purposes;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

If a holder is a partnership, the U.S. federal income tax treatment of the holder’s partners will generally depend on the status of the partners and the holder’s activities.

Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes.

Certain additional payments

There are circumstances in which we might be required to make additional payments on a note, for instance, as described under “Description of the Notes—Change of Control Triggering Event.” We intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the Internal Revenue Service (“IRS”). If the IRS takes a position contrary to that described above with respect to the notes, a U.S. Holder may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, exchange or other taxable disposition of the notes would be treated as ordinary income rather than as capital gain. U.S. Holders should consult their tax advisors regarding the tax consequences if the notes were treated as contingent payment debt instruments. The discussion herein assumes that the notes will not be treated as contingent payment debt instruments.

Sale, exchange or other taxable disposition of the notes

Upon the sale, exchange or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of interest” above.

Gain or loss recognized on the sale, exchange or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other taxable disposition the note has been held by the holder for more than one year. The deductibility of capital losses is subject to limitations under the Code.

Backup withholding and information reporting

Information returns are required to be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes, unless the U.S. Holder is an exempt recipient. A U.S. Holder may also be subject to U.S. federal backup withholding, currently at a rate of 28%, on these payments if the U.S. Holder fails to provide its taxpayer identification number to the applicable withholding agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any U.S. federal backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of a note. Such a holder is urged to consult his or her tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments on the notes

Subject to the discussions below under “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance,” payments of principal and interest on the notes to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest,

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the Non-U.S. Holder certifies on IRS Form W-8BEN or W-8BEN-E, under penalties of perjury, that it is not a United States person. Special certification rules apply to notes that are held through foreign intermediaries.

If a Non-U.S. Holder does not satisfy the requirements described above, payments of interest on the notes to such Non-U.S. Holder will generally be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides an IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “—Tax Consequences to U.S. Holders” above), except that the Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Sale, exchange or other taxable disposition of the notes

Subject to the discussions below under “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance,” a Non-U.S. Holder of a note will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, or other taxable disposition of such note, unless the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder).

U.S. federal estate tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in such individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note will be treated as U.S. situs property subject to U.S. federal estate tax if interest payments on the note, if received by the decedent at death, would have been:

•	subject to U.S. federal withholding tax (even if the Form W-8 certification requirement described above were satisfied, and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty or withholding under FATCA (as defined below)); or

•	effectively connected with the conduct of a trade or business in the United States.

Backup withholding and information reporting

Information returns are required to be filed with the IRS in connection with interest payments on the notes. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to U.S. federal backup withholding, currently at a rate of 28%, on payments on the notes or on the proceeds from a sale or other disposition of the notes. Compliance with the certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid U.S. federal backup withholding as well. Backup withholding is not an additional tax. The amount of any U.S. federal backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) impose a U.S. federal withholding tax of 30% on payments of interest on the notes and, for dispositions after December 31, 2018, of proceeds from dispositions of the notes, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If any withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return, which may entail significant administrative burden. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in the notes.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions stated in the underwriting agreement between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters named below, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the aggregate principal amount of notes set forth opposite such underwriter’s name below.

Underwriters	Principal amount of notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Citigroup Global Markets Inc.
Lloyds Securities Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all notes if they purchase any notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed     % of the aggregate principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed     % of the aggregate principal amount of the notes. After the initial offering of the notes to the public, the underwriters may change the public offering prices and concessions. The offering of the notes by the underwriters is subject to receipt and acceptance of the notes and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed that, during the period commencing on the date of this prospectus supplement and ending on the date that the notes are delivered by the underwriters to purchasers, we will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated (which consent may be withheld at their sole discretion), directly or indirectly, sell, offer or contract to sell, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any of our debt securities that are similar to the notes or securities exchangeable for or convertible into debt securities similar to the notes (other than as contemplated by the underwriting agreement with respect to the notes or commercial paper issued in the ordinary course of business). Merrill Lynch, Pierce, Fenner & Smith Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

The underwriters will receive an underwriting discount of     % per note in connection with this offering. We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $        .

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Settlement

We expect that delivery of the notes will be made to investors on or about                     , 2017 (such settlement being referred to as “T+    ”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+    , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market prices of the notes or preventing or retarding a decline in the market prices of the notes. As a result, the prices of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes.

In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

As described in “Use of Proceeds,” the net proceeds from this offering may be used to repay our outstanding indebtedness. Certain of the underwriters and their affiliates are lenders under our outstanding indebtedness, including the Term Loan and the U.S. Term Loan, and may therefore receive 5% or more of the net proceeds of this offering due to the repayment of such indebtedness. Therefore, such underwriters are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as the notes will be rated by one or more of the nationally recognized statistical rating organizations in one of the four highest generic rating categories. Pursuant to FINRA Rule 5121, the underwriters will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Certain of the underwriters or their affiliates are agents, lenders and arrangers under the Term Loan, the Revolving Credit Facility, the U.K. Term Loan and the U.S. Term Loan. Such underwriters and their affiliates will therefore receive their respective share of any payment by the Company of amounts outstanding under any indebtedness with the net proceeds to be received from the offering of the notes. See “—Conflicts of Interest.”

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the accompanying prospectus (including any amendment thereto) contain a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by DXC for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for DXC or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In the United Kingdom, this prospectus supplement and the accompanying prospectus and any other material in relation to the notes are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and the accompanying prospectus and their contents. The notes are not being offered to the public in the United Kingdom.

Switzerland

This prospectus supplement and the accompanying prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement and the accompanying prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Hong Kong

Each underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any note other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and Woodburn and Wedge, Reno, Nevada. Latham & Watkins LLP, New York, New York will pass upon certain legal matters relating to the notes for the underwriters.

EXPERTS

The combined financial statements of the Enterprise Services Business of Hewlett Packard Enterprise Company (Everett SpinCo, Inc., subsequently renamed DXC Technology Company) at October 31, 2016 and 2015, and for each of the three years in the period ended October 31, 2016, appearing in Amendment No. 3 to Registration Statement of Everett SpinCo, Inc. on Form S-4 filed with the SEC on February 24, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CSC, incorporated in this registration statement by reference from CSC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017, and the effectiveness of CSC’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov.

THIS PROSPECTUS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS SUPPLEMENT. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM OR IN ADDITION TO THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT. WE TAKE NO RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU.

We incorporate information into this prospectus supplement by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained in this prospectus supplement or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC; provided, however, that we are not incorporating any documents or information deemed to have been furnished rather than filed in accordance with SEC rules. These documents contain important information about us and our financial condition.

•	Amendment No. 3 to Registration Statement of Everett SpinCo, Inc. on Form S-4 filed with the SEC on February 24, 2017 (but only the items set forth under the captions “Risk Factors,” “The Transactions,” “The Transaction Agreements,” “Debt Financing,” “Additional Agreements Related to the Separation, the Distribution and the Merger,” and “Financial Statements—Combined Financial Statements of Everett SpinCo, Inc.”)

•	CSC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the SEC on May 26, 2017;

•	CSC’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders filed with the SEC on June 24, 2016 (but only the information set forth therein that is incorporated by reference into Part III of CSC’s Annual Report on Form 10-K for the fiscal year ended April 1, 2016);

•	DXC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 filed with the SEC on August 9, 2017;

•	DXC’s Definitive Proxy Statement on Schedule 14A for our 2017 Annual Meeting of Stockholders filed with the SEC on June 23, 2017, as supplemented on July 26, 2017;

•	DXC’s Current Reports on Form 8-K filed with the SEC on April 6, 2017 (two reports), June 14, 2017, June 21, 2017, July 19, 2017 and August 9, 2017; and

•	Everett Spinco, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2017 filed with the SEC on March 30, 2017.

We also incorporate by reference any future filings of DXC made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered by this prospectus supplement are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference in this prospectus supplement. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Investor Relations Department

DXC Technology Company

1775 Tysons Boulevard

Tysons, Virginia 22102

(703) 245-9700

PROSPECTUS

DXC Technology Company

Debt Securities

By this prospectus, we may offer and sell from time to time debt securities.

This prospectus provides you with a general description of the debt securities we may offer.

Each time debt securities are sold using this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Investing in these debt securities involves certain risks. You should read “Risk Factors” in this prospectus and the risks and uncertainties described in any applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated or deemed incorporated by reference into this prospectus, for more information about important risks that you should consider before you invest.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The debt securities may be offered and sold directly to purchasers or to or through underwriters, dealers or agents as designated from time to time, or directly to one or more other purchasers or through a combination of such methods. See “Plan of Distribution” on page 17. If any underwriters, dealers or agents are involved in the sale of any of the debt securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is August 14, 2017.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell, at any time and from time to time, in one or more offerings, any of the debt securities described in this prospectus. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement also will contain, with respect to the debt securities being sold, the names of any underwriters, dealers or agents, together with the terms of the offering, any initial public offering price, the price paid to us for the debt securities, the manner of distribution, the compensation of any underwriters, dealers or agents and the net proceeds to us. For more detail on the terms of the debt securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

Pursuant to this registration statement, we may offer, issue and sell debt securities as set forth on the cover page of this prospectus. Because we are a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), we may add to and offer additional debt securities by filing a prospectus supplement with the SEC at the time of the offer. In addition, we are able to add our subsidiaries and debt securities to be issued by them if we guarantee such debt securities.

We prepare our financial statements in U.S. dollars and prepare our financial statements, including all of the financial statements incorporated by reference in this prospectus, in conformity with accounting principles generally accepted in the United States, or “GAAP.” We report our results based on a fiscal year that ends on March 31st. In this prospectus, except where otherwise indicated, references to “$” or “dollars” are to the lawful currency of the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

We are only responsible for the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement and in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell any debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. In the case of information contained in documents we file with the SEC and incorporate by reference in this prospectus, you should assume that such information is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, unless otherwise specified or where it is clear from the context that the term only means the issuer, the terms “DXC,” the “Company,” “we,” “us,” and “our” refer to DXC Technology Company and its consolidated subsidiaries. The term “CSC” refers to Computer Sciences Corporation and its consolidated subsidiaries. References to “debt securities” include any security that we might sell under this prospectus or any prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements and assumptions contained in this prospectus and in the documents incorporated by reference herein that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Forward-looking statements often include words such as “anticipates,” “believes,” “estimates,” “expects,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, among other things, statements with respect to DXC’s financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of DXC’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to:

•	the integration of DXC with CSC’s business, operations and culture and the ability to operate as effectively and efficiently as expected, and the combined company’s ability to successfully manage and integrate acquisitions generally;

•	the ability to realize the synergies and benefits expected to result from the Transactions (as defined below) within the anticipated time frame or in the anticipated amounts;

•	other risks related to the Transactions including anticipated tax treatment, unforeseen liabilities, and future capital expenditures;

•	changes in governmental regulations or the adoption of new laws or regulations that may make it more difficult or expensive to operate our business;

•	changes in senior management, the loss of key employees or the ability to retain and hire key personnel and maintain relationships with key business partners;

•	business interruptions in connection with our technology systems;

•	the competitive pressures faced by our business;

•	the effects of macroeconomic and geopolitical trends and events;

•	the need to manage third-party suppliers and the effective distribution and delivery of our products and services;

•	the protection of our intellectual property assets, including intellectual property licensed from third parties;

•	the risks associated with international operations;

•	the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends;

•	the execution and performance of contracts by us and our suppliers, customers, clients and partners;

•	the resolution of pending investigations, claims and disputes; and

•	the other factors described under the caption “Risk Factors” of this prospectus and incorporated by reference in this prospectus and in any prospectus supplement.

No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

Investing in our debt securities involves risks. In connection with any investment in our debt securities, you should consider carefully (i) the factors incorporated by reference into this prospectus, including from our quarterly report on Form 10-Q filed with the SEC on August 9, 2017 and our Registration Statement on Form S-4/A filed with the SEC on February 24, 2017, (ii) the other information set forth elsewhere in this prospectus and in the documents incorporated by reference into this prospectus and (iii) any risk factors set forth in the applicable prospectus supplement.

ABOUT DXC

DXC is the world’s leading independent, end-to-end IT services company, helping clients harness the power of innovation to thrive on change. DXC serves nearly 6,000 private and public sector clients across 70 countries. The company’s technology independence, global talent and extensive partner network combine to deliver powerful next-generation IT services and solutions. DXC is recognized among the best corporate citizens globally. DXC’s reportable segments are Global Business Services (“GBS”), Global Infrastructure Services (“GIS”) and United States Public Services (“USPS”).

DXC was formed pursuant to a series of transactions through which DXC was spun off from Hewlett Packard Enterprise Company and a wholly-owned subsidiary of DXC was merged with CSC (the “Transactions”). Following completion of the Transactions, DXC became a separate publicly traded company, and its common stock began regular-way trading under the symbol “DXC” on the New York Stock Exchange (the “NYSE”) on April 3, 2017. You should read this prospectus and any prospectus supplement together with the additional information contained under the heading “Where You Can Find More Information” for more information regarding the Transactions and DXC.

DXC is incorporated in the State of Nevada. Our principal executive offices, including our global headquarters, are located at 1775 Tysons Boulevard, Tysons, Virginia 22102 and our telephone number at that address is (703) 245-9700. DXC’s website address is www.dxc.technology. This is a textual reference only. The information on, or accessible through, DXC’s website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to any debt securities.

RECENT DEVELOPMENTS

The Company modified its segment reporting and retroactively reflected the legal capital of DXC on April 1, 2017 as recasted within the Company’s Form 10-Q as of and for the three months ended June 30, 2017.

As a result of the Merger, DXC now has a separate operating segment, United States Public Sector, and changed its primary segment performance measure to segment profit from the previously reported consolidated segment operating income. Segment profit includes certain corporate general and administrative costs and excludes certain costs associated with impacts from corporate wide strategic decisions. Segment profit for GBS, GIS, and All Other were $492 million, $306 million, and ($180) million for fiscal year 2017; $417 million, $239 million, and ($251) million for fiscal year 2016; and $542 million, $276 million, and ($343) million for fiscal year 2015, respectively.

In addition, the Company effected a recapitalization of its Common Stock and Preferred Stock (the “Recapitalization”). The Recapitalization, which converted our historical share price from par value $1.00 to par value $0.01 per share, resulted in no change to our total stockholders’ equity or earnings per share.

We did not reissue the audited financial statements incorporated by reference in the Registration Statement to reflect such change in the segment performance measure and the components of equity. These changes will be incorporated the next time the audited periods are issued or reissued.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the debt securities will be used for general corporate purposes including, but not limited to, working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges for (i) DXC on a historical basis and (ii) CSC on a historical basis, for each of the fiscal years in the last five-year period.

For the purpose of computing these ratios, “earnings” consists of income before taxes, interest and expense on indebtedness and the interest portion of rentals. “Fixed charges” consists of interest expense, rental expense and capitalized interest. The ratio was calculated by dividing the sum of the earnings (as defined above) by the sum of the fixed charges (as defined above).

	Three Months Ended June 30, 2017	Fiscal year Ended
		March 31, 2017		April 1, 2016	April 3, 2015		March 28, 2014	March 29, 2013
Ratio of earnings to fixed charges	2.1	—	(a)	1.0	—	(b)	4.6	—	(c)

(a)	Earnings were insufficient to cover fixed charges during fiscal 2017 by $175 million.
(b)	Earnings were insufficient to cover fixed charges during fiscal 2015 by $674 million.
(c)	Earnings were insufficient to cover fixed charges during fiscal 2013 by $249 million.

DESCRIPTION OF THE DEBT SECURITIES

The following summary describes the general terms and provisions of the debt securities covered by this prospectus. When we offer to sell a particular series of debt securities, we will describe in a prospectus supplement the specific terms of, and the extent, if any, to which the general terms set forth below do not apply to, such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description. If any information set forth in a prospectus supplement regarding the terms and provisions of a particular series of debt securities is inconsistent with the information set forth below, the information in the prospectus supplement will supersede and replace the information in this prospectus.

Because the following is a summary, it may not contain all the information that may be important to you. For further information, you should read the indenture, which is an exhibit to the registration statement of which this prospectus is a part. A copy of the indenture is also available from us upon request at the contact information specified in ”Where You Can Find More Information.” This summary is subject to, and qualified in its entirety by reference to, all the provisions of the indenture, including definitions of certain terms used in it.

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will constitute senior debt of DXC and will represent its general obligations. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated senior debt of DXC from time to time outstanding. In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by any such subordinated debt securities in certain events.

The debt securities covered by this prospectus will be issued under an indenture dated March 27, 2017 (the “indenture”) between DXC and U.S. Bank National Association, as trustee (the “trustee”), as supplemented from time to time. We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement for these debt securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture will not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	the title of the debt securities of the series to be issued, including CUSIP numbers, if available;

•	the designation and aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be issued, including whether the securities will be issued at par or at a premium over or a discount from their face amount;

•	the date or dates on which the principal of the debt securities of the series is payable or the method of determination thereof;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the right, if any, to extend interest payment periods and the duration of the extension;

•	the interest payment dates and the record dates for the interest payments;

•	the place and dates on which premium will be paid, if any;

•	the place where we will pay principal and interest, and the place where the debt securities may be presented for transfer;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	if other than denominations of $2,000 or integral multiples of $1,000 in excess thereof, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	a discussion of any material United States federal income tax considerations applicable to the debt securities;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	any deletion from, modification of or addition to the Events of Default or covenants provided for with respect to the debt securities and any change in the acceleration provisions provided for with respect to the debt securities;

•	any agents for the debt securities, including trustees, depositories, authentication or paying agents, transfer agents or registrars;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	any other terms of the debt securities of such series (which are not prohibited under the indenture), including any additional events of default or covenants.

Events of Default

Each of the following is an event of default with respect to each series of debt securities issued under the indenture:

1)	default in paying interest on the debt securities of a series when due and the default continues for a period of 90 days or more and the time for payment has not been extended or deferred;

2)	default in paying principal, or premium, if any, on the debt securities of that series when due;

3)	default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 90 days or more after DXC receives written notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

4)	if any of DXC’s Indebtedness in the aggregate outstanding principal amount of $250 million or more either (1) becomes due and payable prior to the due date for payment of such Indebtedness by reason of acceleration of such Indebtedness following a default by DXC or (2) is not repaid at, and remains unpaid after, maturity as extended by any applicable period of grace or any guarantee given by DXC in respect of Indebtedness of any other person in the aggregate outstanding principal amount of $250 million or more is not honored when, and remains dishonored after, becoming due; and

5)	certain events of bankruptcy, insolvency, reorganization.

If an event of default (other than an event of default specified in clause (5) with respect to DXC) under the indenture occurs with respect to the debt securities of a series and is continuing, then the trustee may and, at the direction of the holders of at least 25% in principal amount of the outstanding debt securities of such series, will by written notice, require DXC to repay immediately the entire principal amount of the outstanding debt securities of such series, together with all accrued and unpaid interest and premium, if any.

If an event of default under the indenture specified in clause (5) with respect to DXC occurs and is continuing, then the entire principal amount of the outstanding debt securities of a series will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (5) described above, the holders of a majority in principal amount of outstanding debt securities of a series may rescind this accelerated payment requirement if all existing Events of Default with respect to the debt securities of such series, except for nonpayment of the principal and interest on the debt securities of such series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of a series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt securities of a series, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of such series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request to the trustee to institute a proceeding and have offered security or indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request, and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of a series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment with respect to such debt security.

During the existence of an event of default of which a responsible officer of the trustee has actual knowledge or has received written notice from DXC or any holder of the debt securities, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity as the trustee may reasonably require. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

A holder of debt securities will only have the right to institute a proceeding under the indenture or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of a series have made a written request, and such holders have offered indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request; and

•	the trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the then outstanding debt securities of such series other conflicting directions within 60 days after such notice, request and offer.

DXC is required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

“Indebtedness” of any specified person as used in this section means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or obligations under capital leases, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such person in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet); provided that Indebtedness shall exclude (i) Indebtedness that is required to be converted at, or prior to, maturity into equity securities of DXC, and (ii) advances and overdrafts in respect of cash pooling and multi-currency notional pooling programs.

“GAAP” as used in this section means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of the indenture.

Modification and Waiver

DXC and the trustee may amend or modify the indenture or the debt securities without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of DXC’s obligations in the case of a merger or consolidation and DXC’s discharge upon such assumption;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of any series or to surrender any right or power herein conferred upon DXC;

•	provide for or add guarantors with respect to the debt securities of any series and provide the terms of such guarantees;

•	secure the debt securities of any series;

•	establish the form or forms of debt securities of a series;

•	qualify the indenture under the Trust Indenture Act;

•	to permit or facilitate the defeasance and discharge of the debt securities of a series; provided, however, that any such action shall not adversely affect the interest of the holders of debt securities of such series in any material respect;

•	to evidence and provide for the acceptance under the indenture of a successor trustee;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	conform any provision in the indenture to this “Description of the Debt Securities” to the extent that such provision was intended to be a verbatim recitation of a provision in this “Description of the Debt Securities”; or

•	make any change that does not adversely affect the rights of any holder of debt securities of such series in any material respect.

Other amendments and modifications of the indenture or the debt securities of any series may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of a series affected by the amendment or modification (voting as one class), and DXC’s compliance with any provision of the indenture with respect to any series of debt securities may be waived by written notice to the trustee by the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the waiver (voting as one class). However, no modification or amendment may, without the consent of the holder of each outstanding debt security of a series affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities of such series, alter or waive the redemption provisions of the debt securities of such series;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of such a series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities of such a series;

•	waive a payment default with respect to the debt securities of such a series;

•	reduce the interest rate or extend the time for payment of interest on the debt securities of such a series; or

•	adversely affect the ranking of the debt securities of such a series.

Covenants

Consolidation, Merger or Sale of Assets

DXC will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its assets to any person or persons in a single transaction or through a series of transactions, unless:

•	DXC shall be the continuing person or, if DXC is not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•	the surviving entity will expressly assume all of DXC’s obligations under the debt securities and the indenture, and will, if required by law to effectuate the assumption, execute a supplemental indenture which will be delivered to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no event of default has occurred and is continuing; and

•	DXC or the surviving entity will have delivered to the trustee an officer’s certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

The restrictions in the third and fourth bullets of the preceding paragraph shall not be applicable to:

•	the merger or consolidation of DXC with an affiliate of DXC if DXC’s board of directors determines in good faith that the purpose of such transaction is principally to change its state of incorporation or convert its form of organization to another form; or

•	the merger of DXC with or into a single direct or indirect wholly-owned subsidiary of DXC.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of DXC’s assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of DXC under the indenture with the same effect as if such successor corporation had been named in its place in the indenture.

Notwithstanding the foregoing, DXC may consolidate or combine with or merge with or into another corporation, solely for the purpose of reincorporating DXC in the United States, any state thereof, the District of Columbia or any territory thereof.

SEC Reports

So long as the debt securities of any series are outstanding, DXC shall furnish to the Trustee, within 15 days after the filing of the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which DXC (or, should DXC at such time be a wholly-owned subsidiary of another person and not making separate filings with SEC, such person) files with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act, and comply with the other provisions of Section 314(a) of the Trust Indenture Act.

DXC will be deemed to have furnished such reports referred to in this section to the trustee and the noteholders if DXC has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

In the event that any direct or indirect parent company of DXC becomes a guarantor or co-issuer of the debt securities, it may satisfy its obligations under this covenant by furnishing information relating to such parent in the manner prescribed in the first and second paragraphs of this covenant.

Notwithstanding anything herein to the contrary, DXC will not be deemed to have failed to comply with its obligations under this covenant until 120 days after the date any report or other information is due hereunder.

Satisfaction, Discharge and Covenant Defeasance

DXC may terminate its obligations under the indenture with respect to debt securities of any series, when:

•	either:

•	all debt securities of such series that have been authenticated and delivered have been accepted by the trustee for cancellation; or

•	all debt securities of such series that have not been accepted by the trustee for cancellation will become due and payable within one year (a “discharge”) and DXC has made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in DXC’s name and at DXC’s expense, and DXC has irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on such debt securities, including principal, interest and any premium, which for purposes of this paragraph shall be calculated without applying any “present value discount” and using a Treasury Rate of no less than zero;

•	DXC has paid or has caused to be paid all other sums then due and payable under the indenture with respect to the debt securities of such series; and

•	DXC has delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture with respect to such series of debt securities have been complied with.

DXC may elect to have its obligations under the indenture discharged with respect to the debt securities of any series (“legal defeasance”). Legal defeasance means that DXC will be deemed to have paid and discharged the entire indebtedness represented by the debt securities, except for:

•	the rights of holders of the debt securities of such series to receive principal, interest and any premium when due;

•	obligations with respect to the debt securities of such series concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for note payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, DXC may elect to have its obligations with respect to a series of debt securities released with respect to certain covenants in the indenture (“covenant defeasance”). Following covenant defeasance, any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of such series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default with respect to such series of debt securities.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of a series:

•	DXC must irrevocably have deposited or caused to be deposited with the trustee funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of such series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity of such series or if DXC has made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in its name and at its expense, the redemption date;

•	in the case of legal defeasance, DXC has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee stating that, as a result of an Internal Revenue Service ruling or a change in applicable federal income tax law, the beneficial owners of the debt securities of such series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, DXC has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee to the effect that the beneficial owners of the debt securities of such series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of such series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which DXC is a party; and

•	DXC has delivered to the trustee, an officer’s certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Governing Law

The indenture and the debt securities for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

The Trustee

U.S. Bank National Association is trustee under the indenture. DXC may have other routine banking relationships with the trustee in the ordinary course of business.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

None of our past, present or future directors, officers, employees, incorporators or stockholders, as such, will have any liability for our obligations under the debt securities, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective to waive liabilities under the federal securities laws.

Book-Entry System and Form of Debt Securities

The debt securities will be issued in registered, global form (the “Global Notes”) and will be deposited upon issuance with the trustee as custodian for The Depository Trustee Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive debt securities in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes”.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urges investor to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it, ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have debt securities registered in their names, will not receive physical delivery of debt securities in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, DXC and the trustee will treat the persons in whose names the debt securities, including the Global Notes, are registered as the owners of the debt securities for the purpose of receiving payments and for all other purposes. Consequently, neither DXC, the trustee nor any agent of DXC or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the debt securities (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of debt securities will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or DXC. Neither DXC nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the debt securities, and DXC and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or

Clearstream, as the case may be, by their respective depositaries; however, such cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of debt securities only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the debt securities as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the debt securities, DTC reserves the right to exchange the Global Notes for debt securities in certificated form, and to distribute such debt securities to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of DXC, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the debt securities in definitive form in exchange for the Global Notes representing such debt securities. In this case, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of debt securities represented by such Global Note equal in principal amount to such beneficial interest and to have such debt securities registered in its name.

Same Day Settlement and Payment

Secondary market trading between Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised DXC that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

PLAN OF DISTRIBUTION

We may sell our debt securities in any of the following ways:

•	To or through underwriters;

•	through brokers or dealers;

•	through agents;

•	directly to purchasers;

•	through a specific bidding, ordering or auction process or otherwise; and

•	any combination of these methods of sale.

Registration of the debt securities covered by this prospectus does not mean that those debt securities necessarily will be offered or sold.

The prospectus supplement with respect to the debt securities being offered will set forth the specific plan of distribution and the terms of the offering, including:

•	the names of any underwriters, dealers or agents;

•	the purchase price of the debt securities and the proceeds we will receive from the sale;

•	any underwriting discounts, agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or re-allowed or paid to dealers.

Underwriters

If we use underwriters for a sale of debt securities, we will enter into an underwriting agreement with the underwriters. Unless we inform you otherwise in a prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the offered securities if any are purchased. The underwriters will acquire the debt securities for their own account. The underwriters may resell the securities in one or more transactions at a fixed public offering price, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

Dealers

If we use dealers in a sale, we will sell the debt securities to the dealers as principals. The dealers may then resell such debt securities to the public at varying prices that they determine at the time of resale.

Agents

If we use agents in a sale, unless we inform you otherwise in a prospectus supplement, the agents will act on a best-efforts basis to solicit purchases for the period of their appointment.

Compensation

In connection with the sale of our debt securities, underwriters or agents may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters or agents in connection with an offering of debt securities, and any discounts, concessions or commissions allowed by underwriters to dealers, will be set forth in the applicable prospectus supplement.

Underwriters, dealers and agents participating in the distribution of the debt securities may be deemed to be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”), and any discounts or commissions received by them from us and any profit realized by them on the resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act.

Direct Sales

We may directly solicit offers to purchase our debt securities, and we may directly sell our debt securities to institutional investors or others, who may be deemed to be underwriters within the Securities Act with respect to any resales. We will describe the terms of any direct sales in a prospectus supplement.

Delayed Delivery Contracts

We may authorize underwriters, dealers or agents to solicit offers from institutional investors to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. If we use delayed delivery contracts, they will be subject only to those conditions that we set forth in a prospectus supplement, and the prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain liabilities, including liabilities under the Securities Act. Underwriters, dealers or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Unless we inform you otherwise in a prospectus supplement, we do not intend to apply for the listing of any series of the debt securities on a national securities exchange. If the debt securities of any series are sold to or through underwriters, the underwriters may make a market in such debt securities, as permitted by applicable laws and regulations. No underwriter would be obligated, however, to make a market in the debt securities, and any market-making could be discontinued at any time at the sole discretion of the underwriters. Accordingly, we cannot assure you as to the liquidity of, or trading markets for, the debt securities of any series.

LEGAL MATTERS

The validity of the debt securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP and Woodburn and Wedge, Reno, Nevada. Any underwriters, dealers or agents will be advised by their own legal counsel about other issues relating to any offering.

EXPERTS

The combined financial statements of the Enterprise Services Business of Hewlett Packard Enterprise Company (Everett SpinCo, Inc., subsequently renamed DXC Technology Company) at October 31, 2016 and 2015, and for each of the three years in the period ended October 31, 2016, appearing in Amendment No. 3 to Registration Statement of Everett SpinCo, Inc. on Form S-4 filed with the SEC on February 24, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CSC, incorporated in this registration statement by reference from CSC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017, and the effectiveness of CSC’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov.

THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN OR DELIVERED WITH THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM OR IN ADDITION TO THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE DOCUMENTS THAT WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE TAKE NO RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU.

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained in this prospectus or by information contained in documents filed with the SEC after the date of this prospectus. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC; provided, however, that we are not incorporating any documents or information deemed to have been furnished rather than filed in accordance with SEC rules. These documents contain important information about us and our financial condition.

•	Amendment No. 3 to Registration Statement of Everett SpinCo, Inc. (subsequently renamed DXC Technology Company) on Form S-4 filed with the SEC on February 24, 2017 (but only the items set forth under the captions “Risk Factors,” “The Transactions,” “The Transaction Agreements,” “Debt Financing,” “Additional Agreements Related to the Separation, the Distribution and the Merger,” and “Financial Statements—Combined Financial Statements of Everett SpinCo, Inc.”)

•	CSC’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the SEC on May 26, 2017;

•	CSC’s Definitive Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders filed with the SEC on June 24, 2016 (but only the information set forth therein that is incorporated by reference into Part III of CSC’s Annual Report on Form 10-K for the fiscal year ended April 1, 2016);

•	DXC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 filed with the SEC on August 9, 2017;

•	DXC’s Definitive Proxy Statement on Schedule 14A for our 2017 Annual Meeting of Stockholders filed with the SEC on June 23, 2017, as supplemented on July 26, 2017;

•	DXC’s Current Reports on Form 8-K filed with the SEC on April 6, 2017 (two reports), June 14, 2017, June 21, 2017, July 19, 2017 and August 9, 2017; and

•	Everett Spinco, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2017 filed with the SEC on March 31, 2017.

We also incorporate by reference any future filings of DXC made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the debt securities offered by this prospectus or any prospectus supplement are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference in this prospectus or in any prospectus supplement. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

You may request a copy of these filings at no cost, by writing or telephoning us at:

Investor Relations Department

DXC Technology Company

1775 Tysons Boulevard

Tysons, Virginia 22102

(703) 245-9700

$

Senior Floating Rate Notes due 2021

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Citigroup

Lloyds Securities

Mizuho Securities

MUFG

RBC Capital Markets

                    , 2017